UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION


                      Washington, D.C. 20549

                            SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                            (Amendment No. 25)*

                            Major Realty Corp.
 ----------------------------------------------------------------
                            (Name of Issuer)

                            Common Stock
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                      (Title of Class of Securities)

                            560840-10-0
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                            (CUSIP Number)

           Donn E. Davis, 134 S. 13th Street, Suite 400,
                 Lincoln, NE 68508, (402) 434-7300

-----------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      March 9, 1998
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.133d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         560840-10-0


-----------------------------------------------------------------
1    | NAME OF REPORTING PERSON
     | I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     |
     | Acceptance Insurance Company
     | 47-0619971
     |
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2    | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     |     (a) |_|
     |     (b) |_|
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3    | SEC USE ONLY
     |
-----------------------------------------------------------------
4    | SOURCE OF FUNDS*
     |
     | Not Applicable
-----------------------------------------------------------------
5    | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     | PURSUANT TO ITEMS 2(d) or 2(e) |_|
-----------------------------------------------------------------
6    | CITIZENSHIP OR PLACE OF ORGANIZATION
     |
     | Nebraska
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
Number of      |   7    SOLE VOTING POWER             2,280,500 shares
Shares         |--------------------------------------------------
Beneficially   |   8    SHARED VOTING POWER           0 shares
Owned by       |--------------------------------------------------
Each           |   9    SOLE DISPOSITIVE POWER        2,280,500 shares
Reporting      |--------------------------------------------------
Person         |   10   SHARED DISPOSITIVE POWER      0 shares
With           |--------------------------------------------------


CUSIP No.         560840-10-0
-----------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    |  PERSON
    |
    |  4,647,924 shares

    |
----------------------------------------------------------------
12  |  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |  SHARES*  |_|
    |
-----------------------------------------------------------------
13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |  50.2%
    |
-----------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |  CO
    |
-----------------------------------------------------------------

                               Introduction

     This Statement of Schedule 13D is filed on behalf of Acceptance Insurance Company, a Nebraska corporation ("AIC"), and is a restatement, pursuant to Rule 13d-2(e), of the entire text of a Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on July 9, 1987 (the "Original Statement") by Samelson Real Estate Partners, Inc., a Michigan corporation ("SREPI") with respect to the common stock, par value $.01 per share (the "Common Stock") of Major Realty Corporation, a Delaware corporation (the "Issuer"). Included within this restatement are amendments to Items 2, 3, 4, 5, 6 and 7, which constitute the 25th Amendment to this Schedule 13D. SREPI is a wholly-owned subsidiary of Acceptance Insurance Companies Inc. ("Acceptance"), a Delaware corporation, which, until an amendment to its Certificate of Incorporation changing its name, was named Stoneridge Resources, Inc. ("Stoneridge"). Commencing with the 21st Amendment to SREP's statement's statement on Schedule 13D, another wholly-owned subsidiary of Acceptance, Acceptance Insurance Holdings Inc., a Nebraska corporation ("AIH"), and AIH's wholly-owned subsidiary, AIC, joined SREPI in filing amendments to SREPI's Statement of
Schedule 13D with respect to the Common Stock.

     On March 6, 1998, the Issuer announced that it had entered into an Agreement and Plan of Merger ( the "PBD Merger Agreement") with PBD Holdings, Inc. ("PBD Holdings"), an affiliate of Pembroke Companies, Inc. and Blackacre Capital Group, L.P., pursuant to which PBD Holdings will be merged into the Issuer, and all of the outstanding shares of the Issuer will be converted into the right to receive $1.25 per share in cash. Holders of a majority of the outstanding shares of the Common Stock, including AIC, have entered into a stockholder agreement with PBD Holdings ("Stockholder Agreement") pursuant to which they have agreed to execute written consents approving the PBD Merger Agreement and the merger contemplated therein. On March 2, 1998, the Board of Directors of the Issuer approved the PBD Merger Agreement and the merger contemplated therein. On March 6, 1998, Acceptance, the parent company of AIC, issued its own press release announcing AIC's execution of the Stockholder Agreement. A copy of the Stockholder Agreement, the Merger Agreement, the press release of PBD Holdings and the press release of Acceptance are attached hereto as Exhibits 45, 46, 47 and 48, respectively.

Item 1.    Security and Issuer.
           --------------------

         This Schedule 13D Statement relates to the shares of Common Stock, $0.01 par value per share (the "Shares"), of Major Realty Corp., a Delaware corporation ("Major Realty"), which has its principal executive offices at 5728 Major Blvd., Suite 301, Orlando, FL 32819.

Item 2.    Identity and Background.
           ------------------------
     The person filing this Schedule 13D is AIC, a Nebraska corporation, whose principal place of business is Omaha, Nebraska. The address of AIC's principal business and principal office is 222 South 15th Street, Suite 600 North, Omaha, NE 68102. AIC's principal business is the property and casualty insurance business. During the last five years, AIC has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which as a result of such proceeding AIC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

     On or about June 30, 1987, SREPI purchased 505,000 shares of the Common Stock for a total consideration (including broker's fees) of approximately $5,328,500. Such funds were obtained through a margin loan by McDonald & Company Securities, Inc. of approximately $2,613,000, a margin loan by Jeffries Group, Inc. of approximately $50,875 and from capital contributions by the shareholders of SREPI.

     SREPI purchased an additional 4,000 shares of the Common Stock in market transactions on July 9 and July 15, 1987 for a total consideration (including broker's fees) of approximately $43,150. Such funds were obtained through a margin loan by McDonald & Company Securities, Inc. of approximately $15,637.50, a margin loan by Bear, Stearns & Co. of approximately $5,937.50 and from capital contributions by the shareholders of SREPI.

     On August 17, 1987, SREPI purchased 700,000 shares of the
Common Stock, and an option to purchase an additional 482,300 shares of the Common Stock for a total consideration of approximately $9,525,110. Such funds were obtained through a bank loan of approximately $4,375,000 and from capital contributions by the shareholders of SREPI.

     On September 1, 1987, October 6, 1987 and October 13, 1987, SREPI purchased an additional 61,500 shares of the Common Stock for a total consideration (including broker's fees) of approximately $914,225. Such funds were obtained through margin loans of approximately $305,475 from Jeffries and Co., Inc.; through a margin loan of approximately $151,637.50 from Bear, Stearns and Co., Inc.; and from capital contributions of approximately $457,112.50 made by the shareholders of SREPI.

     On May 9 and 11, 1988, SREPI purchased an additional 76,500 shares of the Common Stock for a total consideration (including broker's fees) of approximately $843,762.50. Such funds were obtained through margin loans of approximately $146,131.25 from Jeffries and Co., Inc. and from capital contributions of approximately $697,631.25 made by the shareholders of SREPI.

     During December 1988 and January 1989, SREPI purchased an additional 57,000 shares of the Common Stock for a total consideration (including broker's fees) of approximately $585,175. Such funds were obtained through margin loans of approximately $287,411 from Jeffries and Co., Inc. and from capital contributions made by the sole shareholder of SREPI.

     During March 1989, SREPI purchased an additional 36,500 shares of the Common Stock for a total consideration (including broker's fees) of approximately $452,950. Such funds were obtained through margin loans of approximately $226,475 from Jeffries and Co., Inc. and from capital contributions made by the sole shareholder of SREPI.

     During March 1989, SREPI purchased an additional 168,000 shares of the Common Stock for a total consideration (including broker's fees) of approximately $2,081,695. Such funds were obtained through margin loans of approximately $1,040,847 from Jeffries and Co., Inc. and from capital contributions made by the sole shareholder of SREPI.

     During March, April, May and June 1989, SREPI purchased an additional 144,000 shares of the Common Stock for a total consideration (including broker's fees) of approximately $1,768,201. Such funds were obtained through margin loans of approximately $884,100 from Autranet, Inc., Jeffries and Co., Inc., Shearson Lehman Hutton and Raymond James & Associates, Inc. and from capital contributions made by the sole shareholder of SREPI. In addition, during May and June 1989, George F. Valassis ("GFV"), a director of Stoneridge, acquired 111,000 shares of Common Stock for a total consideration of $1,378,702. The funds used to acquire Mr. Valassis' stock were obtained through margin loans of $207,527 from Morrison, McKeown & Young, Inc. and the balance from personal funds. Information is included herein with respect to GFV solely because of his position as a director of Stoneridge and SREPI disclaims any beneficial ownership of shares owned by GFV.

     Between June 2, 1989 and June 6, 1989, SREPI purchased an additional 105,300 shares of the Common Stock for a total consideration (including broker's fees) of approximately $1,320,890. Such funds were obtained through margin loans of approximately $660,445 from Jeffries and Co., Inc. and from Oppenheimer & Co., Inc. and from capital contributions made by the sole shareholder of SREPI. In addition, between June 2, 1989 and June 6, GFV acquired 32,000 shares of Common Stock for a total consideration of $399,810. The funds used to acquire Mr. Valassis' stock were obtained through margin loans of $61,530 from Morrison, McKeown & Young, Inc. and the balance from personal funds. Information is included herein with respect to GFV solely because of his position as a director of Stoneridge and SREPI disclaims any beneficial ownership of shares owned by GFV.

     Between June 6 and June 14 1989, GSV acquired an additional 15,000 shares of Common Stock for a total consideration of $189,375. The funds used to acquire Mr. Valassis' stock were obtained from personal funds. Information is included herein with respect to GFV solely because of his position as director of Stoneridge, and SREPI disclaims any beneficial ownership of shares owned by GFV.

     Since the filing of the Fifteenth Amended Statement, GFV acquired 108,500 shares of Common Stock for a total consideration of $1,400,707.25. In addition, on October 12, 1989 GFV acquired 671,641 shares of common stock of Major Acquisition Corporation ("MAC") for a total consideration of $9,607,153.50. These shares of common stock of MAC were converted into 671,641 shares of Common Stock of Issuer upon completion of the merger of MAC with and into the Issuer (the "Merger"). The funds used to acquire the Issuer's Common Stock and MAC's common stock by GFV were obtained from personal funds. Information is included herein with respect to GFV solely because of his position as director of Stoneridge, and SREPI disclaims any beneficial ownership of shares beneficially owned by GFV.

     In April 1990, Stoneridge purchased 416,500 shares of the
Common stock in exchange for 682,500 shares of Stoneridge's authorized and unissued common stock. Stoneridge has transferred the shares it acquired to SREPI as a capital contribution.

     Between June 19, 1990 and December 28, 1990, SREPI purchased an additional 6,200 shares of the Common Stock in open market transactions for an aggregate purchase price of approximately $57,350. Funds for the purchases were derived as follows: $28,675 was provided by margin loans from Dain Bosworth Incorporated and the balance was a capital contribution from Acceptance derived from its working capital. On the dates identified below, SREPI transferred the indicated number of shares of the Issuer's Common Stock for a cash payment of $2,199,375 with the remaining value constituting a capital contribution on behalf of Stoneridge to AIC:

                 December 28, 1990                 140,220 shares
                 December 31, 1990                 204,780 shares

     AIC derived the funds for such payments from working capital from AIC's business and operations.

     On July 5, 1991, SREPI transferred to AIC 416,667 shares of the Common Stock for a cash payment of $2,000,000 with the remaining value constituting a capital contribution on behalf of Acceptance to AIC.

     On or about October 1991, (i) the outstanding margin borrowings form Jeffries and Co. which had been incurred to finance certain prior purchases of Common Stock was refinanced through a loan from Patricia Investments, Inc. ("PII") in the amount of $268,000; and (ii) the outstanding margin borrowings from Oppenheimer and Co. which had been incurred to finance prior purchases of Common Stock was refinanced through a loan from Valassis Enterprises, LP ("VELP") in the amount of $340,028. At that time, the general partners of VELP were George Valassis and Franklin Enterprises, Inc., the sole shareholder of which was Mr. Valassis. Amounts outstanding under the loans from PII and VELP were evidenced by certain demand notes, which were attached to the 23rd amendment to the Original Statement.

     The Common Stock was acquired by AIC as a contribution by its immediate parent, AIH. AIH acquired the Common Stock as contribution from its immediate parent, Acceptance. Acceptance acquired the Common Stock by a dividend from its wholly-owned subsidiary, SREPI. No funds were received or paid by any of these corporations in connection with the transfer of the Common Stock. These events all occurred concurrently on February 19, 1993, and certificates for the Common Stock were submitted to the transfer agent of the Issuer for transfer on March 8, 1993.

     On October 18, 1995, Acceptance, the parent company of AIC, agreed to replace PNC Bank, Kentucky, Inc. ("PNC") as the principal lender to the Issuer by consolidating the PNC loan to the Issuer of approximately $4.1 million with a subordinated loan of approximately $0.9 million (which was due January of 1996) from Acceptance to the Issuer. The resulting Restated and Consolidated Promissory Note was dated October 18, 1995 and made by the Issuer to Acceptance in the original principal amount of $5,064,144.29. Acceptance could convert all or a portion of the outstanding balance of that Note into shares of the Common Stock at a conversion price equal to the average closing price of the Common Stock as reported by NASDAQ during the thirty day period immediately preceding the date of AIC's notice to the Issuer of its election to convert. Repayment of the Note is secured by a mortgage on certain of the Issuer's property. In August 1996, Acceptance assigned the Note to AIC to increase the surplus of AIC. As of April 1, 1997, AIC and the Issuer consolidated accrued interest of $386,584.03 into the Restated and Consolidated Promissory Note, bringing the total balance as of that date to $5,450,728.32. As of March 6, 1998, the balance of the Note is approximately $2.5 million.


Item 4.    Purpose of Transaction.
           -----------------------

     SREPI acquired the shares of Common Stock of the Issuer for the purpose of acquiring an equity investment in the Issuer. SREPI then believed the Issuer was undervalued and that the Issuer's value could be maximized by adopting a clearly defined plan that included intensive management. SREPI acquired additional stock as described in Item 3 to this Statement, believing such purchases to be a good investment. During the entire time SREPI and AIC held the Common Stock, each of them were open to a range of possible transactions respecting the Common Stock, including without limitation (a) continuing to hold its investment in the Common Stock, (b) acquiring additional shares of the Common Stock (subject to availability of shares at prices deemed favorable by it and the availability of financing) from time to time in the open market, in privately negotiated transactions, by tender offer or otherwise, (c) entering into voting or similar agreements or otherwise acting in concert with other major shareholders of the Issuer, (e) attempting to dispose of shares of the Common Stock held by it in the open market, in privately negotiated transactions or otherwise, to one or more persons, which may include the Issuer, or (f) engage in a combination of such actions. The possible activities of SREPI and AIC were subject to change at any time, and neither SREPI nor AIC at any time provided any assurance that it would actually purchase any additional shares of Common Stock, seek to influence the Issuer, engage in a business combination with the Issuer, seek control of the Issuer or take any of the other actions described above.

     During the time they held the Common Stock, SREPI and AIC sought to influence management in formulating and implementing future policy and developing a program to realize the potential value of the Issuer's assets and business. SREPI and AIC through its directors and officers, intended to seek representation on the Issuer's Board of Directors.

     On December 30, 1986, Samelson Development Company ("SDC"), a 5% shareholder in SREPI, submitted a letter from Mr. Samelson along with a proposed letter of intent to the Issuer (which are attached as Exhibit 3 to the Original Statement) by which SDC offered to enter into an agreement to purchase 3,200,000 newly issued shares of Common Stock from the Issuer for an aggregate price of $40,000,000. The letter from Mr. Samelson described certain perceived benefits to the Issuer which would result from the proposed transaction. The proposed price was based on the public information available to SDC at the time, which did not include the loss of $4,005,000 subsequently reported by the Issuer in 1986.

     On July 9, 1987, Mr. Samelson sent a letter (attached to the first amendment to the Original Statement as Exhibit 5) and a copy of the Original Statement to Warren M. Cason, Vice Chairman of the Board of the Issuer. Mr. Samelson's letter asked Mr. Cason to consider (1) a transaction similar to that described in the December 30, 1986 proposed letter of intent or any fair alternative, (2) restructuring the Issuer's Board of Directors and giving SREPI three board seats, (3) an employment contract for the current President of the Issuer, and (4) the formation of a search committee for a new chief executive officer of the Issuer. Mr. Samelson's letter concluded with a request to meet to form plans to enhance the Issuer's value and to expand its business. Mr. Samelson subsequently received a telephone call from Mr. Cason regarding the statement in Item 4 of the Original Statement concerning the Issuer's response to the December 30, 1986 proposed letter of intent. According to Mr. Cason, the Issuer's position is that the proposed letter of intent was rejected by the Issuer in the course of a March 23, 1987 telephone call from Mr. Cason.

     On March 5, 1987, Gerald Van Wyke, on behalf of Samelson Development Company, sent a letter to Alvin Lawing, President of the Issuer, stating that the Issuer must respond to the December 30, 1986 proposed letter of intent by March 19, 1987 or Samelson Development Company would assume that no transaction would occur between the two companies. The letter from Mr. Van Wyke to Mr. Lawing is attached to the second amendment to the Original Statement as Exhibit 7.

     On August 17, 1987, representatives of SREPI met with representatives of the Issuer to begin discussions.

     On November 19, 1987, Stoneridge sent a letter to Mr. Lawing in which Stoneridge proposed a merger transaction with the Issuer that would result in the Issuer's stockholders receiving $12.50 value per share in cash and securities. A copy of the letter is attached to the third amendment to the Original Statement as
Exhibit 8. On November 20, 1987, the Issuer responded with a press release stating that the Issuer has determined not to pursue the Stoneridge proposal at this time. A copy is attached as Exhibit 9 to the third amendment to the Original Statement. Stoneridge's response to the Issuer is attached to the third amendment to the Original Statement as Exhibit 10.

     On February 4, 1988, SREPI delivered to the Issuer a letter in which SREPI demanded the right to inspect and make copies of the list of the Issuer's stockholders and other related information in order to permit SREPI to communicate with the Issuer's other stockholders. A copy of the letter is attached to the fourth amendment to the Original Statement as Exhibit 13. On February 12, 1988, SREPI filed a Complaint in the Court of Chancery for Newcastle County, Delaware requesting a court order directing the Issuer, its officers, agents and employees to permit SREPI to inspect and make copies of the documents requested in the aforementioned letter. A copy of the Complaint is attached to the fourth amendment to the Original Statement as
Exhibit 14. On February 22, 1988, as a result of the Issuer's agreement to provide the requested stock list materials, SREPI and the Issuer filed a Stipulation and Order which was entered in said Court of Chancery on February 23, 1988, pursuant to which the action was dismissed. A copy of the Stipulation and Order is attached to the fourth amendment to the Original Statement as
Exhibit 15.

     On April 29, 1988, Stoneridge sent a letter addressed to Mr. Lawing, in which Stoneridge proposed a merger transaction with the Issuer that would result in the Issuer's stockholders receiving $13.20 nominal value per share in cash and securities. A copy of the letter is attached to the fifth amendment to the Original Statement as Exhibit 16. On May 3, 1988, Stoneridge extended to 5:00 p.m., May 4, 1988, the expiration date of Stoneridge's proposed merger transaction with the Issuer as set forth in a letter to the Issuer dated April 29, 1988. Pursuant to the terms of that proposal as extended on May 3, 1988, it expired on May 4, 1988 without acceptance by the Issuer.

           On May 24, 1988, Stoneridge, SREPI and Mr. Samelson, the Chairman of the Board of Directors of both Stoneridge and SREPI (Stoneridge, SREPI and Samelson being the "Samelson Entities") entered into an agreement with the Issuer (the "Samelson Agreement"). A copy of the Samelson Agreement is attached to the eighth amendment to the Original Statement as
Exhibit 17, all of the terms and provisions of which are incorporated therein by reference. The following only purports to be a summary of the Samelson Agreement and reference is made in all instances to the entire Samelson Agreement. The Samelson Agreement provided that the Samelson Entities, their affiliates, and persons acting in concert with them, would not, except in certain circumstances, (a) other than pursuant to offers made to the Issuer's Board of Directors, acquire or offer to acquire more than 21% of the Issuer's outstanding Common Stock, calculated on a fully-diluted basis, or any of the Issuer's assets or other securities, (b) engage or participate in the coalition of any proxies of consents with respect to the Issuer, except for certain merger transactions which the Samelson Entities oppose,
(c) except in connection with the Issuer's 1989 annual meeting, initiate stockholder proposals with respect to the Issuer, (d) enter into a voting trust with respect to the issuer's securities, or enter into a partnership or group for the purpose of acquiring or holding securities of the Issuer or (e) make any recommendation or proposal to any person to engage in any of the foregoing. The Samelson Agreement provided that Samelson shall be immediately appointed to the Issuer's Board of Directors, that at the Issuer's 1988 meeting of stockholders and that any vacancies in the Board attributable to Messrs. Samelson, Jorissen or Savill would be filled by nominees designated by the Stoneridge Entities. The Agreement provided that the Issuer would amend its Rights Agreement as announced on October 14, 1987 on Form 8-K to permit the Issuer's stockholders to vote on whether the rights created by the Rights Plan should be redeemed in connection with certain all cash, financed offers for the Issuer. The Samelson Agreement further provided the Issuer will not, except as contemplated by the Agreement, (a) amend the Rights Agreement, (b) increase the size of, or adopt a classified, Board of Directors, (c) adopt an supermajority amendment to its Certificate of Incorporation or Bylaws, (d) amend its Bylaws relating to the calling of special meetings of stockholders or adopt any provision requiring advance notice for nominating directors or proposing stockholder action, (e) authorize any new class of security or issue any security with other than one vote per share or issue preferred stock at a price below the market price of its Common Stock, (f) except in the ordinary course of business and except with the consent of the Stoneridge Entities, which will not by unreasonably withheld, enter into any contracts which would permit a material event to occur thereunder following a change in control in the Issuer, other than under certain employment agreements or (g) take any action requiring a stockholder vote pursuant to a proxy statement which in the opinion of the Company's counsel, would be required to state that a principal purpose of such action is to serve as an "antitakeover" device. The Samelson Agreement also required certain outstanding litigation between the Issuer and the Samelson Entities to be terminated without prejudice. The Samelson Agreement's term extended until 90 days before the Issuer's 1989 Annual meeting of Stockholders, which would in no event, occur prior to June 15, 1989. The Samelson Agreement required the Samelson Entities to vote their stock in accordance with the election of Directors recommended by a majority of the Issuer's Board, so long as the Issuer is in compliance with its obligations under the Samelson Agreement.

     On February 20, 1989, Mr. Samelson wrote to the Board of Directors of the Issuer on behalf of Stoneridge. In his letter (the "Samelson Letter"), Mr. Samelson stated, "Stoneridge Resources is prepared of offer a transaction in which all stockholders of Major who desire to receive $13.00 per share in cash for their stock will be afforded the opportunity to do so, while permitting those who would prefer otherwise to continue to participate in the long-term values of Major." The full text of the Samelson Letter is attached to the tenth amendment to the Original Statement as Exhibit 18 and is incorporated therein by reference. In response to the Samelson Letter, on February 22, 1989 Mr. Lawing, President and CEO of the Issuer, wrote to Mr. Samelson (the "Lawing Letter") stating, "... to facilitate the negotiation of a transaction that would be in the best interests of all [of the Issuer's] stockholders, [the Issuer] has determined to grant a limited waiver, subject to the limitations, terms and conditions set forth in this letter, to [Mr. Samelson, Stoneridge and SREPI] and their affiliates (collectively, the "Stoneridge Persons"), acting through their officers, agents and employees, of that certain Agreement dated May 24, 1988 (the "Standstill Agreement") by and among [the Issuer], Stoneridge, Samelson Real Estate Partners, attached to the tenth amendment to the Original Statement as Exhibit 19 and is incorporated therein by reference. The terms of the waiver contained in the Lawing Letter were subsequently accepted and agreed to by Stoneridge, SREPI and Mr. Samelson.

     On March 16, 1989, the Issuer issued a press release announcing an agreement with Major Acquisition Corporation (the "MAC Agreement"), which is an affiliate of Stoneridge. A copy of the Issuer's press release is attached to the eleventh amendment to the Original Statement as Exhibit 20 and is incorporated therein by reference. Simultaneously with the execution of the MAC Agreement, Stoneridge, Mr. Samelson, SREPI and the Issuer entered another agreement ("Amendment") modifying the terms of the Agreement described in the eighth amendment to the Original Statement and filed therewith as Exhibit 17. A copy of the Amendment is attached to the eleventh amendment to the Original Statement as Exhibit 21 and is incorporated therein by reference.

     The MAC Agreement, among other things, contemplated a transaction between MAC and the Issuer in which all Major stockholders would be given the option to receive either $13.40 in cash for each share of the Issuer or a right to continue to hold common stock in the Issuer. The MAC Agreement provided in part that the Issuer and MAC would attempt to structure the transaction as a recapitalization in which the Issuer repurchases shares from those stockholders wishing to elect to receive cash. For the purpose of ascertaining the amount of financing needed to consummate the proposed transaction as a recapitalization, MAC held discussions with certain stockholders of the Issuer concerning the proposed recapitalization transaction. As a result of these discussions, certain of such stockholders owning an aggregate of approximately 2,200,000 shares of Common Stock indicated that if the recapitalization proposal proceeded, they would retain their shares under the proposed recapitalization transaction and would not elect to receive the $13.40 cash payment contemplated by the MAC Agreement. In addition, SREPI did not plan to tender its Common Stock (including any Common Stock it acquires in the future) in the proposed recapitalization transaction. The form of these indications ranged from verbal statements of intent to written instruments in which such stockholders agreed not to tender their shares into the proposed transaction or to sell their shares until completion of the transaction if it proceeds. SREPI had no voting or dispositive power with respect to any of these shares, and none of such stockholders had, to SREPI's knowledge, agreed to act in conjunction with one another. Accordingly, SREPI disclaimed all beneficial ownership of such stock.

     Between May 15, 1989 and June 2, 1989, representatives of the Issuer and MAC discussed the status of these indications concerning financing as well as the status of the balance of the financing necessary to complete the proposed transaction. As part of these discussions, on June 2, 1989 the Issuer stated "that in an effort to secure an acquisition agreement with a greater probability of successful consummation it [was] holding discussions with [MAC] to determine whether a mutually satisfactory agreement can be reached between [the Issuer] and [MAC] that would provide for [the Issuer's stockholders with the opportunity either to receive $12.75 in cash for each share of their common stock or to maintain their common equity interest in the Issuer."

     Discussions of the status of various aspects of the proposed transaction continued through June 14, 1989. In connection with finalizing these discussions, on June 14, 1989, the Issuer and MAC issued a press release, a copy of which is attached to the thirteenth amendment to the Original Statement as
Exhibit 22, which states in part:

           "Major Realty Corporation and Major Acquisition
     Corporation jointly announced today that they are proceeding with their previously announced merger transaction.

           As previously reported, on March 16, 1989, Major Realty and Major Acquisition, a wholly-owned subsidiary of Stoneridge Resources, Inc., signed a merger agreement that would give Major Realty's stockholders the opportunity either to receive $13.40 in cash for each share of their common stock, or to maintain their common stock. If the merger occurs after July 31, 1989, the cash consideration offered to Major Realty's stockholders would be $13.50 per share of common stock. The merger will require the approval of the holders of a majority of Major Realty's outstanding common stock.

           Jeffrey P. Jorissen, President of Stoneridge Resources, said `We have delivered the financing commitments contemplated by the merger agreement and are committed to complete the merger transaction with Major Realty. We see potential for Major Realty to become a successful company, and we believe that a majority of Major's stockholders share that view and presently intend to retain their stock holdings in Major.' Thomas E. Weaver, Chairman of the Special Independent Committee of Major Realty's Board, said `We have reviewed and accepted Stoneridge's financing arrangements pursuant to the terms of the merger agreement. The unique aspect of this transaction is that stockholders have a choice on whether to take cash or receive an interest in the company."

     On October 12, 1989 the Issuer issued a press release announcing the completion of the Merger. A copy of the Issuer's press release is attached to the sixteenth amendment to the Original Statement as Exhibit 23 and is incorporated therein by reference. The Merger was completed in accordance with the Agreement and Plan of Merger dated as of March 16, 1989, as amended by the amendment dated as of July 31, 1989, the amendment dated as of August 30, 1989, and the amendment dated as of September 22, 1989 (as amended, the "Merger Agreement") between the Issuer and MAC. The form of Merger Agreement is filed with sixteenth amendment to the Original Statement as Exhibit 24 and is incorporated therein by reference. Pursuant to the Merger Agreement, the Merger was consummated by the filing of a Certificate of Merger with the Secretary of State of Delaware (the "Certificate of Merger"). The form of Certificate of Merger is filed with the sixteenth amendment to the Original Statement herewith as Exhibit 25 and is incorporated therein by reference.

     In December 1990, AIC acquired 345,000 shares in order to increase its capital by the difference between the cash payment therefor and the market value for such shares. AIC and AIH then were open to may acquire additional shares of Common Stock, or dispose of shares of Common Stock, in the open market, in privately negotiated transactions or otherwise.

     On July 5, 1991, AIC acquired the 416,667 shares of the
Common Stock in order to increase its capital by the difference between the cash payment and the market value for such shares.

     On October 17, 1991, Stoneridge delivered to Mr. Samelson, then a Director and the Chairman of the Board of the Issuer, a letter confirming Stoneridge's request for his resignation as a Director of the Issuer and Chairman of the Issuer's Board of Directors and confirming Stoneridge's willingness to participate in an action to remove the Issuer's Board by consent of a majority of the Issuer's shareholders if Mr. Samelson chose not to resign on October 17, 1991. At the time Stoneridge's letter was delivered to Mr. Samelson, Mr. Samelson delivered his resignation as a Director and Chairman of the Board of the Issuer, effective October 17, 1991. A copy of the letter from Stoneridge is attached to the twenty-third amendment to the Original Statement as Exhibit 43 and is incorporated therein by reference. Separately, Richard E. Rabbideau, a Director of the Issuer, advised Stoneridge that he had also resigned as a Director of the Issuer as of October 17, 1991. At such time, neither Stoneridge, SREPI, AIH nor AIC had plans or proposals to make any other change in the Issuer's Board of Directors, except that Stoneridge indicated it may consider making recommendations to the Issuer's Board of Directors regarding the filling of the foregoing vacancies in the Issuer's Board of Directors.

     Concurrently on February 19, 1993, 761,667 shares of the Common Stock was acquired by AIC as a contribution by its immediate parent, AIH. AIH acquired the Common Stock as contribution from its immediate parent, Acceptance. Acceptance acquired the Common Stock by a dividend from its wholly-owned subsidiary, SREPI. No funds were received or paid by any of these corporations in connection with the transfer of the Common Stock. The purpose of the transfer of the Common Stock to AIC was to increase its surplus.

     On March 6, 1998, the Issuer announced that it had entered into an Agreement and Plan of Merger ("PBD Merger Agreement") with PBD Holdings, Inc. ("PBD Holdings"), an affiliate of Pembroke Companies, Inc. ("Pembroke") and Blackacre Capital Group L.P., pursuant to which a subsidiary of PBD Holdings will be merged into the Issuer (the "PBD Merger"), and all of the outstanding shares of the Issuer will be converted into the right to receive $1.25 per share in cash. As a result of the PBD Merger, the Issuer would become a private company, and the Common Stock would be deregistered pursuant to Section 12(g)(4) of the
Securities Exchange Act of 1934.   The Common Stock also no
longer would be quoted on the National Association of Securities Dealers Automated Quotation System. And upon the effective date of the PBD Merger, David Treadwell, the Issuer's Chief Executive Officer, will have resigned from all position held with the Issuer and all directors will have resigned.

     In order to induce PBD Holdings and Pembroke to enter into the PBD Merger Agreement, holders of a majority of the outstanding shares of the Common Stock, including AIC (the "Majority Stockholders"), have entered into a stockholder agreement with PBD Holdings ("Stockholder Agreement") pursuant to which they have agreed to execute written consents approving the PBD Merger Agreement and the merger contemplated therein. Pursuant to the Stockholder Agreement, each of the Majority Stockholders grants Pembroke an exclusive and irrevocable option to purchase all of their shares of Common Stock for $1.25, which options are exercisable not later than June 30, 1998 if the PBD
Merger is terminated under certain specified circumstances.    In
the event the stock option respecting AIC's shares of Common Stock becomes exercisable, PBD Holdings also has the right and obligation to simultaneously acquire the Note dated April 1, 1997 and made by the Issuer to AIC for an amount in cash equal to the sum of the outstanding principal then due under the Note plus all accrued interest through the date of the closing of the purchase of the Note. PBD Holdings further agreed to pay AIC all outstanding principal and accrued interest under the Note on the effective date of the PBD Merger.

     Pursuant to the Stockholder Agreement, each of the Majority Stockholders also irrevocably granted and appointed Pembroke, and Lawrence J. Cohen in his respective capacity as officer of Pembroke, such Majority Stockholder's proxy and attorney-in-fact to vote such stockholder's shares, or grant a consent or approval in respect of such shares in favor of the PBD Merger and against any other acquisition proposal, which proxy will continue until termination of the Stockholder Agreement but no later than March 31, 1998. Each Majority Stockholder further agreed in the Stockholder Agreement that neither it nor any of its subsidiaries or affiliates would solicit, discuss or provide any information to any entity respecting another acquisition proposal. And, each Majority Stockholder agreed to use its best efforts to effect the PBD Merger.

     On March 2, 1998, the Board of Directors of the Issuer approved the PBD Merger Agreement and the merger contemplated therein. On March 6, 1998, Acceptance issued its own press release announcing AIC's execution of the Stockholder Agreement. A copy of the Stockholder Agreement, the PBD Merger Agreement, the press release of PBD Holdings and the press release of AIC are attached hereto as Exhibits 45, 46, 47 and 48, respectively, and incorporated herein by this reference. Under Delaware law, approval of the PBD Merger requires the approval of the Board of Directors of the Issuer and the affirmative vote of a simple majority of the shares of the Common Stock entitled to vote. Therefore, given the Majority Stockholders hold in excess of a simple majority of the shares entitled to vote and have committed to approving the PBD Merger, stockholder approval is assured.


Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

     (a) According to the Issuer's most recently available filing with the Securities and Exchange Commission, there are 6,893,378 Shares outstanding.

     AIC beneficially owns 2,280,500, or approximately 33.1% of the outstanding Shares. As the holder of the Note, AIC may be deemed to beneficially own an additional 2,367,424 shares (as of March 6, 1998) or approximately 25.6%, which it has the right to acquire by virtue of the conversion rights set forth in the Note. AIC's total beneficial ownership when considering both the 2,280,500 currently owned and the 2,367,424 which it has a right to acquire, is approximately 50.2%. AIC has agreed with the Issuer not to exercise these conversion rights, and disclaims beneficial ownership of any such additional shares into which the Note may be converted. In the event the stock option respecting AIC's shares of Common Stock becomes exercisable under the Stockholders Agreement described in Item 4, PBD Holdings also has the right and obligation to simultaneously acquire the Note for an amount in cash equal to the sum of the outstanding principal then due under the Note plus all accrued interest through the date of the closing of the purchase of the Note. PBD Holdings further agreed to pay AIC all outstanding principal and accrued interest under the Note on the effective date of the PBD Merger.

     (b) AIC has the sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by it.

     (c) During the past 60 days, AIC did not effect any transactions in the Common Stock.

     (d)   Not Applicable.

     (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           -------------------------------------------------------
Except as to (a) the PBD Merger Agreement and the PBD Merger contemplated therein, (b) the Note described in Item 5 (a copy of which is attached hereto as Exhibit 49 and incorporated herein by this reference) and (c) the Line of Credit Note described below, AIC is not a party to any contracts, arrangements or understandings with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     The Note, dated April 1, 1997, is in the principal amount of $5,450,728.32 and accrues interest thereon at an annual percentage rate of 250 basis points in excess of the "prime rate" of Citibank, N.A. (the current balance is approximately $2.5 million). Interest is compounded quarterly in arrears. The Note is due and payable upon a change of control (defined as beneficial ownership of 50% or more of the combined voting power of all classes of stock of the Issuer) of the Issuer, or upon the sale of 50% or more of the Issuer's assets. The Issuer may prepay the Note in whole or in part at any time without penalty. AIC has the right to convert all or a portion of the outstanding balance of the Note into shares of the Common Stock at a conversion price equal to the average closing price of the Common Stock as reported by NASDAQ during the thirty day period immediately preceding the date of AIC's notice to the Issuer of its election to convert. Repayment of the Note is secured by a mortgage on certain of the Issuer's property.

     In the event the stock option respecting AIC's shares of Common Stock becomes exercisable under the Stockholders Agreement described in Item 4, PBD Holdings also has the right and obligation to simultaneously acquire the for an amount in cash equal to the sum of the outstanding principal then due under the Note plus all accrued interest through the date of the closing of the purchase of the Note. PBD Holdings further agreed to pay AIC all outstanding principal and accrued interest under the Note on the effective date of the PBD Merger. Because AIC has agreed to sell the Note under the terms described above, upon the effective date of the PBD Merger, AIC's conversion rights respecting the Note will terminate.

     As of April 1, 1997, AIC established a line of credit of up to $500,000 (the "Line of Credit Note") in favor of the Issuer for the purposes of meeting certain working capital obligations of the Issuer. Interest on the Line of Credit Note accrued at the rate of 250 basis points in excess of the prime rate of
Citibank, N.A.   The principal and any accrued interest was due
and payable upon a change of control (defined as beneficial ownership of 50% or more of the combined voting power of all classes of stock of the Issuer) of the Issuer, or upon the sale of 50% or more of the Issuer's assets. The Line of Credit Note could be prepaid in whole or in part at any time. As of March 6, 1998, the Issuer had not drawn down any principal on this loan. The Line of Credit Note will terminate on the Closing of the PBD Merger.


Item 7.    Material to be Filed as Exhibits.
           ---------------------------------

Exhibit 45       Stockholder Agreement

Exhibit 46       PBD Merger Agreement

Exhibit 47       Press Release of PBD Holdings

Exhibit 48       Press Release of AIC

Exhibit 49       Restated and Consolidated Promissory Note

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 9, 1998              ACCEPTANCE INSURANCE COMPANY

                                  By: /s/ Kenneth C. Coon
                                  -----------------------------------
                                  Kenneth C. Coon, President



                            Exhibit Index
                            -------------

Exhibit 45       Stockholder Agreement

Exhibit 46       PBD Merger Agreement

Exhibit 47       Press Release of PBD Holdings

Exhibit 48       Press Release of AIC

Exhibit 49       Restated and Consolidated Promissory Note


                              EXHIBIT 45

STOCKHOLDER AGREEMENT

AGREEMENT, dated as of March 4, 1998, among PBD Holdings, L.P., a limited partnership existing under the laws of the State of Delaware ("Parent"), Pembroke Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), and the stockholders of Major Realty Corporation listed in Schedule I attached hereto (each, a "Stockholder" and collectively, the "Stockholders").

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Purchaser and Major Realty Corporation, a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Purchaser will be merged with and into the Company (the "Merger");

WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1.   DEFINITIONS.  For purposes of this Agreement:

(a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

(b)  "Company Common Stock" shall mean at any time the Common
Stock, $.01 par value, of the Company.

(c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

(d) Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement.

2.   OPTIONS.    In order to induce Parent and the Purchaser to
enter into the Merger Agreement, each Stockholder hereby grants to Parent an exclusive and irrevocable option (a "Stock Option") to purchase from such Stockholder any and all shares of Common Stock beneficially owned by such Stockholder (the "Option Shares") at an amount (the "Purchase Price") equal to One and 25/100 Dollars ($1.25) per share, under the conditions set forth hereinafter. Each Stock Option shall become exercisable, in whole but not in part, if the Merger Agreement is terminated (i) by Major Realty for any reason other than the mutual agreement of the parties thereto or because of a material breach thereof by Purchaser or Parent (termination of the Merger Agreement for any reason other than the foregoing is referred to hereinafter as an "Unexcused Major Termination") or (ii) by Purchaser (a) following a material breach by Major of the Merger Agreement, which material breach is caused by the intentional action of the board of directors or an executive officer of Major after the execution thereof, or (b) upon the failure to be met of a condition to Purchaser's obligation to perform under the Merger Agreement, which condition was within the control of Major (termination of the Merger Agreement by Purchaser for one of the foregoing reasons is referred to hereinafter as an "Allowable Purchaser Termination"). The Stock Options and this Agreement shall terminate automatically if (A) the Merger Agreement is terminated
(x) upon the mutual agreement of the parties thereto, (y) by Major because of a material breach thereof by Purchaser or Parent or (z) by Purchaser for any reason other than those giving rise to an Allowable Purchaser Termination, or (B) Purchaser fails to consummate the Merger within 20 days after Major sends an information statement to its stockholders under Regulation 14C of the Exchange Act relating to the Merger, unless the Merger Agreement has been terminated by Major in an Unexcused Major Termination or by Purchaser for one of the reasons giving rise to an Allowable Purchaser Termination.

Following an Unexcused Major Termination or an Allowable Purchaser Termination, the Stock Option shall become exercisable and remain exercisable in whole until the date which is 60 days after the date of the Unexcused Major Termination or Allowable Purchaser Termination (the "60 Day Period"), so long as: (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), required for the purchase of the Option Shares upon such exercise shall have expired or been waived; (ii) all other applicable consents of any Governmental Entity required for the purchase or sale of the Option Shares upon such exercise (if applicable) shall have been granted or otherwise satisfied; and (iii) there shall not be in effect any preliminary injunction or other order issued by any Governmental Entity prohibiting the exercise of the Stock Option pursuant to this Agreement; provided that if (i) all HSR Act waiting periods shall not have expired or been waived, (ii) all other applicable consents of any Governmental Entity required for the purchase or sale of the Option Shares (if applicable) shall not have been granted or otherwise satisfied, or (iii) there shall be in effect any such injunction or order, in each case on the expiration of the 60 Day Period, the 60 Day Period shall be extended until 5 business days after the later of (A) the date of expiration or waiver of all HSR Act waiting periods, (B) the grant or other satisfaction of such required consents, and (C) the date of removal or lifting of such injunction or order; provided, however, that in no event shall the Stock Option be exercisable after June 30, 1998; provided, further, that the Stock Option shall terminate if any Governmental Entity shall issue an order, decree or ruling or take any other action (which order, decree, ruling or other action the parties hereto shall use their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits Parent's exercise of the Stock Option or the sale of the Option Shares to Parent by the Stockholder. In the event that Parent wishes to exercise a Stock Option, Parent shall send a written notice (the "Notice") to the Stockholder identifying the place and date (not less than two nor more than 10 business days from the date of the Notice) for the closing of such purchase.

3.   ADDITIONAL AGREEMENTS.

(a) Voting Agreement. Each Stockholder shall, during the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms, and in any event until no later than March 31, 1998, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or the failure of any condition or any other obligation or agreement of the Company under the Merger Agreement, (iii) against any amendment to Major Realty's Certificate of Incorporation or Bylaws and (iv) as otherwise reasonably requested by Parent in order to carry out the purposes of the Merger Agreement.

(b) No Inconsistent Arrangements. Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not during the term hereof (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Company Options or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Company Options or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares or Company Options, (iv) deposit such Shares or Company Options into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or Company Options, or
(v) take any other action, enter into any other transaction or, directly or indirectly, cause any event that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement or result in any of the representations and warranties of the Stockholders contained herein not being true and correct at and as of the time immediately after the occurrence of such action, transaction or event. Notwithstanding anything contained in this Section to the contrary, the Stockholder shall have the right to transfer ownership of Shares to members of his or her immediate family or to a trust created by the Stockholder, provided that any and all transferees and trustees of any such trusts first agree in writing to hold such Shares so transferred subject to this Agreement.

(c)  Grant Of Irrevocable Proxy; Appointment Of Proxy.

(i) Each Stockholder, during the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms, and in any event until no later then March 31, 1998, at any meeting of the holders of Company Common Stock, hereby irrevocably grants to, and appoints, Parent and Lawrence J. Cohen, in his capacity as an officer of Parent, and any individual who shall hereafter succeed to any such office of Parent, and each of them individually, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder's Shares, or grant a consent or approval in respect of the Shares in favor of the various transactions contemplated by the Merger Agreement (the "Transactions") and against any Acquisition Proposal or any transaction inconsistent with the Merger Agreement, and as otherwise reasonably required in order to carry out the purposes of the Merger Agreement, and for no other purpose.

(ii) Each Stockholder represents that any proxies heretofore given in respect of such Stockholder's Shares are not irrevocable, and that any such proxies are hereby revoked.

(iii) Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3(c) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law.

(d) No Solicitation. Each Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither such Stockholder nor any of its Subsidiaries or affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. Each Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Each Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

(e) Company Options. If the Stockholder holds Company Options to acquire shares of Company Common Stock, it shall, if requested by the Company, consent to the cancellation or substitution of its Company Options in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation or substitution.

(f) Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

(g) Waiver Of Appraisal Rights. Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

(h) Acquisition Of Remaining Shares. Parent agrees that, in the event that within three years following Parent's exercise of the Stock Option, Parent, the Purchaser or any of their Subsidiaries acquires any additional shares of Company Common Stock from, or pursuant to an offer made to all of the Company's stockholders, whether by merger, consolidation, tender offer or other similar transaction, the price paid per share of Company Common Stock shall be no less than the Purchase Price.

4.   REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS.  Each
Stockholder hereby represents and warrants to Parent as follows:

(a) Ownership Of Shares. Such Stockholder is the record and Beneficial Owner of the Option Shares, as set forth on Schedule I opposite such Stockholder's name. On the date hereof, the Option Shares constitute all of the Shares owned of record or Beneficially Owned by such Stockholder. Such Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 2 and 3 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Option Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

(b) Power; Binding Agreement. Such Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

(c) No Conflicts. Except for filings under the HSR Act and the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of any organizational documents applicable to the Stockholder, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of its properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to such Stockholder or any of its properties or assets.

(d) No Liens. Except as permitted by this Agreement, the Option Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever, except for any such encumbrances or proxies arising hereunder.

(e) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

(f) Reliance By Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Purchaser to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

5.   REPRESENTATIONS AND WARRANTIES OF PARENT AND THE  PURCHASER.
Each of Parent and the Purchaser hereby represents and warrants to the Stockholder as follows:

(a) Power; Binding Agreement. Parent and the Purchaser each has the power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by each of Parent and the Purchaser will not violate any other agreement to which either of them is a party. This Agreement has been duly and validly executed and delivered by each of Parent and the Purchaser and constitutes a valid and binding agreement of each of Parent and the Purchaser, enforceable against each of Parent and the Purchaser in accordance with its terms.

(b) No Conflicts. Except for filings under the HSR Act and the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by each of Parent and the Purchaser and the consummation by each of Parent and the Purchaser of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by each of Parent and the Purchaser, the consummation by each of Parent and the Purchaser of the transactions contemplated hereby or compliance by each of Parent and the Purchaser with any of the provisions hereof shall (A) conflict with or result in any breach of any organizational documents applicable to either of Parent or the Purchaser, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which either of Parent or the Purchaser is a party or by which either of Parent or the Purchaser or any of their properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to either of Parent or the Purchaser or any of their properties or assets.

6. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

7. STOP TRANSFER. Each Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

8. TERMINATION. Except as provided in Section 2 hereof, the covenants, agreements and proxy shall terminate upon the termination of the Merger Agreement in accordance with its terms.

9.   MISCELLANEOUS.

(a) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b) Binding Agreement. This Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, a Stockholder's heirs, guardians, administrators or successors. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

(c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties, provided that Parent may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

(d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.
(e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if given) by hand delivery or telecopy (with a confirmation copy sent for next day delivery via courier service, such as Federal Express), or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

     If to the Stockholders:      Acceptance Insurance Company
                            222 South 15th Street, Suite 600 N
                            Omaha, NE  68102-1628
                            Attention:  Kenneth Coon
                            Telecopy:  402/345-9190

     copy to:               Crosby, Guenzel, Davis, Dessner &
Keuster
                            134 So. 13th Street, Suite 400
                            Lincoln, NE  68508
                            Attention:  Donn Davis, Esquire
                            Telecopy:  402/434-7303

     if to Parent or Purchaser:        c/o Pembroke Companies, Inc.
                            1325 Avenue of the Americas, Suite 1200
                            New York, New York
                            Attention:  Lawrence J. Cohen
                            Telecopy: 212/399-9199

     copy to:               Blackacre Capital Group
                            450 Park Avenue, 28th Floor
                            New York, New York  10022
                            Attention:  Ronald J. Kravit
                            Telecopy: 212/750-5305

                                  and

                            Skadden, Arps, Slate, Meagher & Flom,
LLP
                            919 Third Avenue
                            New York, NY  10022-3897
                            Attention: Patrick J. Foye
                            Telecopy: (212) 735-2000

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

(f) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(i) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(j) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

(k) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

(l) Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the State of Delaware in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein). Each party hereto hereby waives any right to a trial by jury in connection with any such action, suit or proceeding.

(m) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(n) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

(o) Expenses. Except as otherwise provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

[Remainder of page intentionally left blank.
Next page is signature page.]
IN WITNESS WHEREOF, Parent, the Purchaser and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                      PARENT

                      PBD HOLDINGS, L.P.

                      By:  PBD Holdings, Inc., General Partner


                      By____________________________
                      Name
                      Title


                      PURCHASER

                      PEMBROKE ACQUISITION, INC.


                      By____________________________
                      Name
                      Title


Schedule I

Number of Shares and Company Options Beneficially Owned

Name Of Stockholder

Shares
Options


Acceptance Insurance Company                       2,280,500
*

Michael and Marian Ilitch                                  270,370
            0



* Promissory note convertible into common stock.  See Section
3.05 of the Merger Agreement.
                                EXHIBIT 46

AGREEMENT AND PLAN OF MERGER


AGREEMENT AND PLAN OF MERGER dated as of March 4, 1998, among Major Realty Corporation, a Delaware corporation (the "Company"), PBD Holdings, L.P., a Delaware limited partnership ("BUYER"), and Pembroke Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Buyer ("MERGER SUBSIDIARY").

WHEREAS, the Board of Directors of each of Buyer, the Company and Merger Subsidiary have determined that it is advisable and in the best interests of their respective stockholders to engage in the transactions contemplated hereby; and

WHEREAS, the Board of Directors of the Company has unanimously approved the merger (the "MERGER") of the Merger Subsidiary with and into the Company in accordance with the terms of this Agreement and the General Corporation Law of the State of Delaware (the "DELAWARE LAW") and other applicable law; and

WHEREAS, this Agreement and the Merger shall be approved by the stockholders of the Company for purposes of Delaware Law at such time as the Company is in receipt of written consents approving this Agreement and the Merger executed by the holders of that number of shares of common stock, par value $.01 per share, of the Company (each, a "SHARE") representing the right to cast a majority of the votes entitled to be cast at a meeting to consider the Agreement and the Merger; and

WHEREAS, holders of a majority of the issued and outstanding Shares are delivering to the Company concurrently with the execution of this Agreement written consents approving this Agreement and the Merger as permitted by the certificate of incorporation and bylaws of the Company and Delaware Law; and

WHEREAS, such consent constitutes the only action necessary by stockholders of the Company required in order to authorize this Agreement and the Merger under the Company's certificate of incorporation and bylaws and Delaware Law;

WHEREAS, as a condition to the willingness of Buyer and Merger Subsidiary to enter into this Agreement, the holders of 3,461,111 Shares have entered into Stockholders Agreements, each dated as of the date hereof (the "Stockholders Agreements") with the Buyer.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
THE MERGER

SECTION 1.01. The Merger.

(a) At the Effective Time (as defined below), Merger Subsidiary shall be merged with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger
Subsidiary shall cease, and the Company shall be the surviving corporation (the "SURVIVING CORPORATION").

(b) As soon as practicable after the later of (i) satisfaction or waiver of all conditions to the Merger and (ii) the 20th calendar day after the Company Information Statement (as defined below) is first sent or given to the stockholders of the Company, the Company and Merger Subsidiary will file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "EFFECTIVE TIME").

(c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Merger Subsidiary, all as provided under Delaware Law.

SECTION 1.02. Conversion of Shares At the Effective Time.

(a) Each Share held by the Company as treasury stock or owned by Buyer or any subsidiary of Buyer immediately prior to the Effective Time shall be canceled and cease to exist, and no payment shall be made with respect thereto;

(b) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

(c) Each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 1.02(a) or as provided in Section 1.04 with respect to Shares as to which appraisal rights have been exercised, by virtue of the Merger and without any action on the part of the holder thereof be converted into, exchanged for and represent the right to receive an amount equal to $1.25 in cash, without interest (the "MERGER CONSIDERATION").

SECTION 1.03. Surrender and Payment.

(a) Prior to the Effective Time, Buyer shall appoint an agent (the "EXCHANGE AGENT") for the purpose of exchanging certificates representing Shares for the Merger Consideration. Buyer will make available to the Exchange Agent, in such amounts as may be needed from time to time, the Merger Consideration to be paid in respect of the Shares. Such funds shall be invested by the Exchange Agent as directed by the Buyer, provided that such investments shall be in obligations of or guaranteed by the United States of America or any agency thereof and backed by the full faith and credit of the United States of America, or in deposit accounts, certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreement with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $150 million (based on the most recent financial statements of such bank which are then publicly available). Promptly after the Effective Time, Buyer will send, or will cause the Exchange Agent to send, to each holder of Shares (other than the holders of Shares to be canceled as set forth in Section 1.02(a) or Dissenting Shares (as defined in Section 1.04)) at the Effective Time a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing Shares to the Exchange Agent).

(b) Each holder of Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a certificate or certificates representing such Shares, together with a properly completed and duly executed letter of transmittal covering such Shares, will be entitled to receive the Merger Consideration payable in respect of such Shares. From and after the Effective Time, all shares which have been so converted shall no longer be outstanding and shall automatically be canceled and retired and each such certificate shall, after the Effective Time, represent for all purposes, only the right to receive such Merger Consideration. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided in this Agreement or by applicable law. All cash paid upon the surrender of certificates in accordance with the terms of this Section 1.03 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such certificates. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any certificate.

(c) If any portion of the Merger Consideration is to be paid to a Person (as defined below) other than the registered holder of the Shares represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(d) After the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 1.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.03(a) that remains unclaimed by the holders of Shares nine months after the Effective Time shall be returned to Buyer, upon demand, and any such holder who has not exchanged his Shares for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to Buyer for payment of the Merger Consideration in respect of his Shares. Notwithstanding the foregoing, Buyer shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or other similar laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Buyer free and clear of any claims or interest of any Person previously entitled thereto.

(f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.03(a) to pay for Shares for which appraisal rights have been perfected shall be returned to Buyer, upon demand.

SECTION 1.04. Dissenting Shares.

Notwithstanding Section 1.02, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Delaware Law shall not be converted into a right to receive the Merger Consideration but instead shall be converted into the right to receive payment from the Surviving Corporation with respect to such shares ("Dissenting Shares") in accordance with Delaware law, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. If after the Effective Time such holder fails to perfect or withdraws or loses his right to appraisal, such Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration. The Company shall give Buyer prompt written notice of any demands received by the Company for appraisal of Shares, and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Buyer, make any payment with respect to, or settle or offer to settle, any such demands.

SECTION 1.05. Stock Options.

(a) At or immediately prior to the Effective Time, each outstanding employee stock option to purchase Shares granted under any employee stock option or compensation plan or arrangement of the Company shall be canceled, and each holder of any such option, whether or not then vested or exercisable, shall be paid by the Company promptly after the Effective Time for each such option an amount determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time, less any taxes required to be withheld by the Company with respect thereto.

(b) Prior to the Effective Time, the Company shall (i) obtain any consents from holders of options to purchase Shares granted under the Company's stock option or compensation plans or arrangements and (ii) make any amendments to the terms of such stock option or compensation plans or arrangements that, in the case of either clauses 1.05(b)(i) or 1.05(b)(ii), are necessary to give effect to the transactions contemplated by Section 1.05(a). Notwithstanding any other provision of this Section, payment may be withheld in respect of any employee stock option until necessary consents are obtained. From and after the date hereof no additional options or warrants shall be granted under any Company stock option plans.

SECTION 1.06. Lost Certificates. If any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such holder of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration to be paid in respect of the Shares represented by such certificate as contemplated by this Article.

SECTION 1.07. Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur, including by reason of any reclassification, recapitalization, stock dividend, stock split or combination, exchange or readjustment of Shares, or any stock dividend thereon with the record date during such period, the price per share to be paid to holders of Shares in the Merger shall be appropriately adjusted.

SECTION 1.08. FIRPTA. The Buyer, the Merger Subsidiary and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as the Buyer, the Merger Subsidiary or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the "Code"), or any provision of United States state or local or foreign tax law. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made.

ARTICLE 2
THE SURVIVING CORPORATION

SECTION 2.01. Certificate of Incorporation. The certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be changed to "Major Realty Corporation".

SECTION 2.02. Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving
Corporation until amended in accordance with applicable law.

SECTION 2.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation, and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the letter of the Company dated the date hereof and delivered to Buyer in connection with this Agreement (the "Disclosure Letter") and making reference to the particular section of this Agreement to which exception is being taken, the Company represents and warrants to Buyer that:

SECTION 3.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Company and the Subsidiaries (as defined below) taken as a whole (a "MATERIAL ADVERSE EFFECT"). The Company has heretofore delivered to Buyer true and complete copies of the Company's certificate of incorporation and bylaws as currently in effect.

SECTION 3.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and have been duly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by the Company, and assuming the due authorization, execution and delivery by Buyer and Merger Subsidiary, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, reorganization, fraudulent conveyance, insolvency and similar laws of general application relating to or affecting the enforcement of creditors' rights and subject to general principles of equity.

(b) The Company's Board of Directors has approved the Merger and this Agreement, and such approval is sufficient to render inapplicable to the Merger and this Agreement and the transactions contemplated by this Agreement the provisions of
Section 203 of the Delaware General Corporation Law. To the knowledge of the Company, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated by this Agreement.

SECTION 3.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR ACT"); and (c) compliance with any applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the "EXCHANGE ACT").

SECTION 3.04. Non-contravention. Except as set forth in Section
3.04 of the Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 3.03, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any Subsidiary, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any Subsidiary or to a loss of any benefit to which the Company or any Subsidiary is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any Subsidiary or any license, franchise, permit or other similar authorization held by the Company or any Subsidiary, or (d) result in the creation or imposition of any Lien on any asset of the Company or any Subsidiary. For purposes of this Agreement, "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

SECTION 3.05. Capitalization. The authorized capital stock of the Company consists of 12,000,000 Shares, and 1,500,000 shares of preferred stock, par value $1.00 per share. As of January 31, 1998, there were outstanding 6,893,378 Shares, no shares of preferred stock and employee stock options to purchase an aggregate of 100,000 Shares. As of January 31, 1998, Acceptance Insurance Companies held a promissory note of the Company. The note is convertible into Common Stock at a conversion price of $1.00 per share. The amount due under such note at February 20, 1998 was $2,541,409.76 ($2,513,511.14 principal amount,
$27,898.62 accrued interest). All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section, there are outstanding (a) no shares of capital stock or other voting securities of the Company, (b) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and (c) no options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses 3.05(a), 3.05(b) and 3.05(c) being referred to collectively as the "COMPANY SECURITIES"). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

SECTION 3.06. Subsidiaries.

(a) Each Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. For purposes of this Agreement, "SUBSIDIARY" means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by the Company. All Subsidiaries and their respective jurisdictions of incorporation are identified in the Company's annual report on Form 10-KSBfor the fiscal year ended December 31, 1996 (the "COMPANY 10-K").

(b) All of the outstanding capital stock of, or other ownership interests in, each Subsidiary, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary, and (ii) options or other rights to acquire from the Company or any Subsidiary, and no other obligation of the Company or any Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary (the items in clauses 3.06(b)(i) and 3.06(b)(ii) being referred to collectively as the "SUBSIDIARY SECURITIES"). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

SECTION 3.07. SEC Filings.

(a) The Company has delivered to Buyer (i) the annual reports on Form 10-KSBfor its fiscal years ended December 31, 1996, 1995 and 1994, (ii) the quarterly report of the Company on Form 10-QSB for the fiscal quarters ended September 30, June 30 and March 31, 1997 (such annual reports and quarterly reports are referred to hereinafter as the "Company SEC Filings"), and (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company since December 31, 1996.

(b) As of its filing date, each such report or statement filed pursuant to the Exchange Act was prepared in accordance with the applicable requirements of the Exchange Act and the rules and regulations thereunder and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

SECTION 3.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in its annual reports on Form 10-KSBand the quarterly report on Form 10-QSB referred to in
Section 3.07 fairly present, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). For purposes of this Agreement, "BALANCE SHEET" means the consolidated balance sheet of the Company as of September 30, 1997, as set forth in the quarterly report of the Company on Form 10-QSB for the quarter ended September 30, 1997 and "BALANCE SHEET DATE" means September 30, 1997.

SECTION 3.09. Disclosure Documents.

(a) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement (the "COMPANY DISCLOSURE DOCUMENTS"), including, without limitation, the information statement of the Company (the "COMPANY INFORMATION STATEMENT") to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b) At the time the Company Information Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, and at the Effective Time, the Company Information Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document other than the Company Information Statement and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this
Section 3.09(b) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by Buyer specifically for use therein.

SECTION 3.10. Absence of Certain Changes.  Since the Balance
Sheet Date, the Company and Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

(a) any event, occurrence or development of a state of circumstances or facts which has had or reasonably could be expected to have a Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any issuance, grant, sale, repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interests (including options, rights or warrants) in, the Company or any Subsidiary;

(c) any amendment of any material term of any outstanding security of the Company or any Subsidiary or any subdivision, reclassification, recapitalization, split, combination or exchange of any shares of capital stock of the Company (other than in connection with outstanding options);

(d) any incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money;

(e) any creation or assumption by the Company or any Subsidiary of any Lien on any material asset other than in the ordinary course of business consistent with past practices;

(f) any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments in wholly-owned Subsidiaries made in the ordinary course of business consistent with past practices;

(g) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Subsidiary which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(h) any transaction or commitment made, or any contract or agreement entered into, by the Company or any Subsidiary relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any Subsidiary of any contract or other right, in either case, material to the Company and the Subsidiaries taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practice (including the contracts for the sale of real property by the Company set forth in Section
3.21 of the Disclosure Letter) and those contemplated by this Agreement;

(i) any change in any method of accounting or accounting practice by the Company or any Subsidiary, except for any such change required by reason of a concurrent change in generally accepted accounting principles;

(j) any tax election, other than those consistent with past practice, not required by law or any settlement or compromise of any tax liability in either case that is material to the Company and the Subsidiaries;

(k) any (i) grant of any severance or termination pay to any director, officer or employee of the Company or any Subsidiary,
(ii) entering into of any employment, severance or termination, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any Subsidiary, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any Subsidiary, other than in the ordinary course of business consistent with past practice; or

(l) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any Subsidiary, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees.

SECTION 3.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability or obligation, other than:

(a) liabilities or obligations disclosed or provided for in the Balance Sheet;

(b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Balance Sheet
Date, which in the aggregate are not material to the Company and the Subsidiaries, taken as a whole; and

(c)  liabilities or obligations under this Agreement.

SECTION 3.12. Litigation. Except as set forth in the Disclosure Letter or Company SEC Filings, there is no action, suit, investigation or proceeding (or any basis therefor) pending against, or to the knowledge of the Company, threatened against or affecting, the Company or any Subsidiary or any of their respective properties before any court or arbitrator or any governmental body, agency or official (i) as of the date hereof and (ii) which, if determined or resolved adversely to the Company or any Subsidiary in accordance with the plaintiff's demands, would reasonably be expected to have a Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated hereby.

SECTION 3.13. Taxes. Except as set forth in the Balance Sheet (including the notes thereto) and except as would not, individually or in the aggregate, have a Material Adverse Effect,
(i) all tax returns, statements, reports and forms (collectively, the "COMPANY RETURNS") required to be filed with any taxing authority by, or with respect to, the Company and its Subsidiaries have been filed in accordance with all applicable laws, (ii) the Company and its Subsidiaries have timely paid all taxes shown as due and payable on such Company Returns that have been so filed, and, as of the time of filing, the Company Returns correctly reflected the facts regarding the income, business, assets, operations, activities and the status of the Company and its Subsidiaries, (iii) the Company and its Subsidiaries have made adequate provision on their books for all taxes payable by the Company and its Subsidiaries for which no Company Return has yet been filed, (iv) the charges, accruals and reserves for taxes with respect to the Company and its Subsidiaries reflected on the Balance Sheet (excluding any provision for deferred income taxes) are adequate under United States generally accepted accounting principles ("GAAP") to cover the tax liabilities accruing through the date thereof, (v) there is no action, suit, proceeding, audit, or claim with respect to tax matters now proposed or pending against or with respect to the Company or any of its Subsidiaries, (vi) there are no outstanding waivers or other agreements extending any statutory periods of limitation for the assessment of taxes of the Company and its Subsidiaries, (vii) neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group.

SECTION 3.14. ERISA.

(a) Definitions. For purposes hereof the following terms have the following meanings:

"BENEFIT ARRANGEMENT" means any employment, severance or similar contract or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, worker's compensation, supplemental unemployment benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits) that (i) is not an Employee Plan (as defined below), (ii) is entered into, maintained, administered, contributed to or required to be contributed to, as the case may be, by the Company or any of its ERISA Affiliates (as defined below) and (iii) covers any employee or former employee of the Company or any Subsidiary.

"EMPLOYEE PLAN" means any "employee benefit plan", as defined in
Section 3(3) of ERISA, that (i) is subject to any provision of ERISA, (ii) is maintained, administered, contributed to or required to be contributed to by the Company or any of its ERISA Affiliates and (iii) covers any employee or former employee of the Company or any Subsidiary.

"ERISA" means the Employee Retirement Income Security Act of
1974.

"ERISA AFFILIATE" of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

"MULTIEMPLOYER PLAN" means each Employee Plan that is a multiemployer plan, as defined in Section 3(37) of ERISA.

"PBGC" means the Pension Benefit Guaranty Corporation.

"TITLE IV PLAN" means an Employee Plan subject to Title IV of
ERISA other than any Multiemployer Plan.

(b) The Company has provided, or will provide prior to the Effective Time, Buyer with a list and copies of the Employee Plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof together with the most recent annual report (Form 5500 including all required Schedules thereto) and the most recent actuarial valuation report prepared in connection with any Employee Plan. Such list identifies each Employee Plan which is (i) a Multiemployer plan, (ii) a Title IV Plan or (iii) maintained in connection with any trust described in Section 501(c)(9) of the Code. The Company has provided, or will provide prior to the Effective Time, Buyer with complete age, salary, service and related data as of the most recent practicable date for all employees and former employees covered under any Title IV Plan.

(c) The fair market value of the assets of each Title IV Plan (excluding for these purposes any accrued but unpaid contributions) exceeds the present value of all benefits accrued under such Title IV Plan determined on a termination basis using the assumptions established by the PBGC. There is no unfunded liability of the Company or any Subsidiary in respect of any Employee Plans or Benefit Arrangements described under Sections 4(b)(5) of ERISA or 401(a)(1) of the Code, as computed using reasonable actuarial assumptions and determined as if all benefits under such plans are vested and payable.

(d) No transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any employee benefit plan or arrangement which is covered by Title I of ERISA, which transaction has or will cause the Company or any of its Subsidiaries to incur any liability under ERISA, the Code or otherwise, excluding transactions effected pursuant to and in compliance with a statutory or administrative exemption. No "accumulated funding deficiency", as defined in Section 412 of the Code, has been incurred with respect to any Employee Plan or any trust established thereunder subject to such Section 412, whether or not waived. No "reportable event", within the meaning of Section 4043 of ERISA, other than a "reportable event" that will not have a Material Adverse Effect, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Plan. Neither the Company nor any ERISA Affiliate of the Company has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to incur prior to the Effective Time, (A) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (B) any liability under Section 4971 of the Code that in either case could become a liability of the Company or any Subsidiary or Buyer or any of its ERISA Affiliates after the Effective Time. No condition exists that (i) could constitute grounds for termination by the PBGC of any employee benefit plan that is subject to Title IV of ERISA that is maintained by the Company, any Subsidiary or any of their ERISA Affiliates or (ii) presents a material risk of complete or partial withdrawal from any multiemployer plan, as defined in Section 3(37) of ERISA, which could result in the Company, any Subsidiary or Buyer or any ERISA Affiliate of any of them incurring a withdrawal liability within the meaning of Section 4201 of ERISA. The assets of the Company and all of its Subsidiaries are not now, nor will they after the passage of time be, subject to any lien imposed under Code
Section 412(n) by reason of a failure of the Company or any Subsidiary to make timely installments or other payments required under Code Section 412. If a "complete withdrawal" by the Company and all of its ERISA Affiliates were to occur as of the Effective Time with respect to all Multiemployer Plans, none of the Company, any Subsidiary or any of their ERISA Affiliates would incur any material withdrawal liability under Title IV of ERISA.

(e)  Each Employee Plan that is intended to be qualified under
Section 401(a) of the Code is so qualified and has been so qualified during the period since its adoption; each trust created under any such Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation. The Company has provided, or will provide prior to the Effective Time, Buyer with the most recent determination letter of the Internal Revenue Service relating to each such Employee Plan. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code.

(f) The Company has provided, or will provide prior to the Effective Time, Buyer with a list and copies or descriptions of each Benefit Arrangement (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof. Each Benefit Arrangement has been maintained in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations and has been maintained in good standing with applicable regulatory authorities.

(g) Neither the Company nor any Subsidiary has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Subsidiary, except as required to avoid excise tax under Section 4980B of the Code. No condition exists that would prevent the Company or any Subsidiary from amending or terminating any Employee Plan or Benefit Arrangement providing health or medical benefits in respect of any active employee of the Company or any Subsidiary other than limitations imposed under the terms of a collective bargaining agreement.

(h) All contributions and payments which have either become due and payable or should be accrued under each Employee Plan and Benefit Arrangement, determined in accordance with prior funding and accrual practices, will be discharged and paid or accrued, respectively, on or prior to the Effective Time in accordance with such practices. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any Subsidiary relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement that would increase materially the expense of maintaining such Employee Plan or Benefit Arrangement above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(i) There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

(j) There has been no failure of a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of Code Section 4980B(f) with respect to a qualified beneficiary (as defined in Section 4980B(g)). Neither the Company nor any of its Subsidiaries has contributed to a nonconforming group health plan (as defined in Section 5000(c)) and no ERISA Affiliate of the Company or any of its Subsidiaries has incurred a tax under
Section 5000(a) which is or could become a liability of the Company or any of its Subsidiaries.

(k) No employee or former employee of the Company or any Subsidiary will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby, either alone or in combination with another event, except as contemplated by this Agreement.

(l) There are no pending, threatened or anticipated claims by or on behalf of any Employee Plan or Benefit Arrangement, by any employee or beneficiary under any such Employee Plan or Benefit Arrangement, or otherwise involving any such Employee Plan or Benefit Arrangement (other than routine claims for benefits).

SECTION 3.15. Compliance with Laws. The Company and each of its Subsidiaries is and has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for matters that have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.16. Finders' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf, of the Company or any Subsidiary who might be entitled to any fee or commission from Buyer or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

SECTION 3.17. Other Information. None of the documents or information delivered to Buyer in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not misleading. The financial projections relating to the Company and the Subsidiaries delivered to Buyer constitute the Company's best estimate of the information purported to be shown therein and the Company is not aware of any fact or information that would lead it to believe that such projections are incorrect or misleading in any material respect.

SECTION 3.18. Environmental Matters.

(a) Definitions. For purposes hereof the following terms have the following meanings:

"ENVIRONMENTAL LAWS" means any federal, state, local or foreign law (including, without limitation, common law), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or requirement or any agreement with any governmental authority or other third party, relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

"ENVIRONMENTAL PERMITS" means all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of the Company or any Subsidiary as currently conducted.

(b)  Except as set forth in the Company 10-K:

(i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the knowledge of the Company or any Subsidiary, is threatened by any governmental entity or other Person with respect to any matters relating to the Company or any Subsidiary and relating to or arising out of any Environmental Law which, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect;

(ii) The Company is in compliance with all Environmental Laws and has been and is in compliance with all Environmental Permits, except where any noncompliance or failure to receive
Environmental Permits could not reasonably be expected to result in a Material Adverse Effect; and

(iii) there are no liabilities of or relating to the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law that have had or may reasonably be expected to have a Material Adverse Effect, and there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such liability.

(c) There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has knowledge in relation to the current or prior business of the Company or any Subsidiary or any property or facility now or previously owned or leased by the Company or any Subsidiary which has not been delivered to Buyer at least five days prior to the Effective Time.

(d) For purposes of this Section, the terms "COMPANY" and "SUBSIDIARY" shall include any entity which is, in whole or in part, a predecessor of the Company or any Subsidiary.

SECTION 3.19. Vote Required. The only vote of the holders of any class or series of capital stock of the Company necessary to approve the Merger is the affirmative vote of the holders of a majority of the outstanding Shares.

SECTION 3.20. Anti-Takeover Plan; State Takeover Statutes. Neither the Company nor any Subsidiary has in effect any plan, scheme, device or arrangement, commonly or colloquially known as a "poison pill" or "anti-takeover" plan or any similar plan, scheme, device or arrangement. The Board of Directors of the Company has approved the Merger and this Agreement. Except for
Section 203 of Delaware Law, no state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated by this Agreement.

SECTION 3.21. Material Contracts.

(a)  Except as set forth in the Company SEC Filings and Section
3.21 of the Disclosure Letter, neither the Company nor any
Subsidiary is a party to or bound by:

(i) any lease (whether of real or personal property) providing for annual rentals of $25,000 or more;

(ii) any agreement with a term of at least one year for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Company and the Subsidiaries of $50,000 or more or (B) aggregate payments by the Company and the Subsidiaries of $50,000 or more;

(iii) any sales, distribution or other similar agreement with a term of at least six months, providing for the sale by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for (A) annual payments to the Company and the Subsidiaries of $100,000 or more and (B) does not by its terms permit the Company or any Subsidiary to pass any increase in the costs of such materials, supplies, goods, services, equipment or other assets on to the counterparty thereto;

(iv) any partnership, joint venture or other similar agreement or arrangement;

(v) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vi) any agreement relating to asset sale programs, indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(vii)      any option, license, franchise or similar agreement;

(viii) any agency, dealer, sales representative, marketing or other similar agreement;

(ix) any agreement that limits the freedom of the Company or any Subsidiary or any officer or key employee to compete in any line of business or with any Person or in any area or which would so limit the freedom of the Company or any Subsidiary after the Effective Time;

(x) any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Company and the Subsidiaries, taken as a whole.

As used herein, the term "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

(b) Each agreement, contract, plan, lease, arrangement or commitment disclosed in any Section of the Disclosure Letter or required to be disclosed pursuant to this Section is a valid and binding agreement of the Company or a Subsidiary, as the case may be, and is in full force and effect, and none of the Company, any Subsidiary or, to the knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment, and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder. True and complete copies of each such agreement, contract, plan, lease, arrangement or commitment have been delivered to Buyer.

SECTION 3.22. Properties.

(a) The Company and the Subsidiaries have good and marketable, indefeasible, fee simple title to, or in the case of leased property and assets have valid leasehold interests in, all property and assets (whether real, personal, tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date, except for properties and assets sold since the Balance Sheet Date in the ordinary course of business consistent with past practices. None of such property or assets is subject to any Lien, except:

(i)  Liens disclosed on the Balance Sheet;

(ii) Liens for taxes not yet due or being contested in good faith
(and for which adequate accruals or reserves have been established on the Balance Sheet); or

(iii) Liens which do not materially detract from the value or materially interfere with any present or intended use of such property or assets.

(b) There are no developments affecting any such property or assets pending or, to the knowledge of the Company threatened, which might materially detract from the value, materially interfere with any present or intended use or materially adversely affect the marketability of any such property or assets. The Company has delivered or made available to the Buyer complete and correct copies of all leases of real property and material personal property to which it or any of its Subsidiaries is a party. All such leases are valid, subsisting and effective in accordance with their terms and there does not exist thereunder any material default or event or condition which, after notice or lapse of time or both, would constitute a material default thereunder. All physical properties owned or used by Company or any of its Subsidiaries and all equipment necessary for the operation of its businesses are in good operating condition.

SECTION 3.23. Licenses and Permits. Section 3.23 of the Disclosure Letter correctly describes each material license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries together with the name of the government agency or entity issuing such permit. All permits or other similar authorizations (whether material or not) are valid and in full force and effect and neither the Company nor any Subsidiary is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits. No permits or other similar authorizations (whether material or not) will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

SECTION 3.24. Receivables. All accounts, notes receivable and other receivables (other than receivables collected since the Balance Sheet Date) reflected on the Balance Sheet are, and all accounts and notes receivable arising from or otherwise relating to the business of the Company and its Subsidiaries as of the Effective Time will be, valid, genuine and fully collectible in the aggregate amount thereof, subject to normal and customary trade discounts, less any reserves for doubtful accounts recorded on the Balance Sheet. All accounts, notes receivable and other receivables arising out of or relating to such business of the Company and its Subsidiaries as of the Balance Sheet Date have been included in the Balance Sheet, and all accounts, notes receivable and other receivables arising out of or relating to the Business as of the Effective Time will be included on the books of the Company in accordance with generally accepted accounting principles applied on a consistent basis.

SECTION 3.25. Labor Matters. The Company and the Subsidiaries are in compliance with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice, failure to comply with which or engagement in which, as the case may be, would reasonably be expected to have a Material Adverse Effect. There is no unfair labor practice complaint pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary before the National Labor Relations Board. Neither the Company nor any of its Subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of Company of any of its Subsidiaries which could have a Material Adverse Effect.

SECTION 3.26. Required and Other Consents.

(a) Section 3.26(a) of the Disclosure Letter sets forth each agreement, contract or other instrument binding upon the Company or its Affiliates requiring a consent as a result of the execution, delivery and performance of this Agreement, except such consents as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect if not received by the Effective Time (each such consent, a "REQUIRED CONSENT" and together the "REQUIRED CONSENTS").

(b) Section 3.26(b) of the Disclosure Letter sets forth every other consent (each such consent, an "OTHER CONSENT" and together the "OTHER CONSENTS") under such agreements, contracts or other instruments or such Permits that is necessary or desirable with respect to the execution, delivery and performance of this Agreement.

SECTION 3.27. Intellectual Property. The Company and its Subsidiaries own, or are licensed or otherwise have the rights to use, all patents, trademarks, trade names, copyrights, technology, trade secrets, know-how and processes (collectively, "INTELLECTUAL PROPERTY RIGHTS") material to or necessary for the conduct of their respective businesses, as presently conducted. No claims are pending by any person against the Company or any of its Subsidiaries as to the use of any Intellectual Property Rights and, to the Company's best knowledge, the use by the Company or any of its Subsidiaries of all Intellectual Property Rights does not infringe on the rights of any person. To the Company's best knowledge, no third person is infringing on the Intellectual Property Rights of the Company or any of its Subsidiaries.

SECTION 3.28. Insurance. The Company maintains, and has maintained, without interruption, during the past three years, policies or binders of insurance covering such risks, and events, including personal injury, property damage and general liability, in amounts the Company reasonably believes adequate for its business and operations.

SECTION 3.29. Related Party Transactions. Except as described in the Company's reports filed with the SEC, there have been no transactions between the Company and any officer, director or 10% stockholder which have involved an amount in excess of $60,000 ("Related Party Transaction").

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Company that:

SECTION 4.01. Existence and Power. Buyer is a limited partnership duly organized, and Merger Subsidiary is a corporation duly incorporated, under the laws of the State of Delaware, and each is validly existing and in good standing under the laws of the State of Delaware and has all necessary powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby.

SECTION 4.02. Authorization. The execution, delivery and performance by Buyer and Merger Subsidiary of this Agreement and the consummation by Buyer and Merger Subsidiary of the transactions contemplated hereby are within each of Buyer's and Merger Subsidiary's respective powers and have been duly authorized by all necessary action (including all necessary action of their respective partners and stockholders). This Agreement has been duly and validly executed and delivered by Buyer and Merger Subsidiary, and assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of Buyer and Merger Subsidiary, enforceable against Buyer and Merger Subsidiary in accordance with its terms, except as may be limited by bankruptcy, reorganization, fraudulent conveyance, insolvency and similar laws of general application relating to or affecting the enforcement of creditors' rights and subject to general principles of equity.

SECTION 4.03. Governmental Authorization. The execution, delivery and performance by Buyer and Merger Subsidiary of this Agreement and the consummation by Buyer and Merger Subsidiary of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law, (b) compliance with any applicable requirements of the HSR Act and
(c) compliance with any applicable requirements of the Exchange
Act.

SECTION 4.04. Non-contravention. The execution, delivery and performance by Buyer and Merger Subsidiary of this Agreement and the consummation by Buyer and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene or conflict with the certificate of limited partnership or partnership agreement or certificate of incorporation or bylaws of Buyer or Merger Subsidiary, respectively, (b) assuming compliance with the matters referred to in Section 4.03, contravene or conflict with any provision of law, regulation, judgment, order or decree binding upon Buyer or Merger Subsidiary, or (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or Merger Subsidiary or to a loss of any benefit to which Buyer or Merger Subsidiary is entitled under any agreement, contract or other instrument binding upon Buyer or Merger Subsidiary, except, in the case of clause (b) and (c), for such matters as would not materially adversely affect the ability of Buyer and Merger Subsidiary to consummate the transactions contemplated by this Agreement.

SECTION 4.05. Disclosure Documents. The information with respect to Buyer and its subsidiaries that Buyer furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Company Information Statement at the time the Company Information Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and (ii) in the case of any Company Disclosure Document other than the Company Information Statement, at the time of the filing thereof and at the time of any distribution thereof.

SECTION 4.06. Finders' Fees. There is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission from the Company or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

ARTICLE 5
COVENANTS OF THE COMPANY

The Company agrees that:

SECTION 5.01. Conduct of the Company. From the date hereof until the Effective Time, the Company and the Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, the Company shall:

(a) carry on its business in, and only in, the ordinary course of business in the same manner as heretofore and, to the extend consistent with such business, use all reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its goodwill and its relationships with customers, suppliers and others having business dealings with it;

(b) consistent with prior practice, maintain all of its structures, equipment and other tangible personal property in good repair, order and condition, except for depletion, depreciation, ordinary wear and tear and damage by unavoidable casualty;

(c) keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried by it;

(d) perform in all respects all of its obligations under agreements, contracts and instruments relating to or affecting its properties, assets and business, except to the extent that the failure to do so in any instance or in the aggregate would not have a Material Adverse Effect;

(e) continue to collect amounts receivable and pay accounts payable utilizing normal procedures and without discounting or accelerating payment of such accounts except in the ordinary course of business consistent with prior practice;

(f) maintain its books of accounts and records in the usual, regular and ordinary manner consistent with past practice and not make any change to its accounting (including tax accounting) methods, principles or practices, except as may be required by GAAP or by applicable tax laws;

(g) comply in all respects with all statutes, laws, ordinances, rules and regulations applicable to it and to the conduct of its business, except to the extent that the failure to do so in any instance or in the aggregate would not have a Material Adverse Effect;

(h)  not amend its Certificate of Incorporation or By-Laws;

(i) not materially increase the annual level of compensation of any of its employees, increase the annual level of compensation payable or to become payable by it to any of its executive officers, or grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any employee, director or consultant, other than to non-executive employees in the ordinary course of business consistent with past practice;

(j) except in the ordinary course, consistent with past practice, not enter into, assume or amend in any respect any agreement, contract or commitment of the character referred to in
Section 3.21;

(k) not merge or consolidate with, or agree to merge or consolidate with, or purchase substantially all the assets of, or otherwise acquire any business or any corporation, partnership, association or other business organization or division thereof;

(l) not acquire any material properties or assets or sell, assign, transfer, convey, lease or otherwise dispose of any of its material properties or assets, except for fair consideration in the ordinary course of business consistent with prior practice, which includes sales of real property pursuant to contracts described in Section 3.21 of the Disclosure Letter;

(m) not purchase for cash and cancel any options outstanding under Company stock option plans or otherwise amend such plans;

(n) promptly advise Buyer in writing of any materially adverse change in the financial condition, operations or business of Company or any of its Subsidiaries;

(o) not declare or pay dividends (cash or otherwise) or make any distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its outstanding capital shares;

(p) not affect any recapitalization or any split or other reclassification of shares;

(q) not authorize the creation or issuance of or issue, sell or dispose of, or create any obligation to issue, sell or dispose of, any of its capital shares or any securities or obligations convertible into or exchangeable for, any of its capital shares (other than pursuant to stock options or warrants heretofore outstanding);

(r) not create, incur, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness for borrowed money, other than indebtedness incurred in the ordinary course of business consistent with past practice under agreements existing on the date hereof and identified in writing to Buyer;

(s) not subject any of its properties or assets (whether tangible or intangible) to any encumbrance, other than in the ordinary course of business;

(t)  not engage in any Related Party Transaction;

(u) not enter into any agreement or understanding to do or engage in any of the foregoing;

(v) not, and shall not permit any Subsidiary to, make any material tax election or settle or compromise any material contested tax liability (whether with respect to amount or timing), in each case without the prior written consent of Buyer which consent shall not be unreasonably withheld; and

(w) not, and shall not permit any Subsidiary to, (i) take or agree or commit to take any action that would make any representation and warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

SECTION 5.02. Company Information Statement. As promptly as practicable following the date hereof, the Company (a) will prepare and file with the SEC, will use its best efforts to have cleared by the SEC and will thereafter mail to its stockholders as promptly as practicable the Company Information Statement and all other related materials, if any, (b) include in any Company Information Statement the determination of the Board of Directors to the effect that the Board of Directors, having determined that each of them, by virtue of his service on the Board of Directors of Acceptance Insurance Companies, has a conflict of interest that will prevent him from passing on the fairness of this Agreement and the transactions contemplated hereby and (c) will otherwise comply with all legal requirements applicable to such action. Buyer, Merger Subsidiary and the Company shall cooperate with each other in the preparation of the Company Information Statement, and the Company shall notify Buyer of the receipt of any comments of the SEC with respect to the Company Information Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall provide to Buyer promptly copies of all correspondence between the Company or any representative of the Company and the SEC. The Company shall give Buyer and its counsel the opportunity to review the Company Information Statement prior to its being filed with the SEC and shall give Buyer and its counsel the opportunity to review all amendments and supplements to the Company Information Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. If at any time prior to the Effective Time any event or circumstance relating to any party hereto, or their respective officers or directors, any party hereto, or their respective officers or directors, should be discovered by such party which should be set forth in an amendment or a supplement to the Company Information Statement, such party shall promptly inform the Company and Buyer thereof and take appropriate action in respect thereof.

SECTION 5.03. Access to Information. From the date hereof until the Effective Time, the Company will give Buyer, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and the Subsidiaries, will furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and will instruct the Company's employees, counsel and financial advisors to cooperate with Buyer in its investigation of the business of the Company and the Subsidiaries; provided that no investigation pursuant to this Section shall affect any representation or warranty given by the Company to Buyer hereunder.

SECTION 5.04. Other Offers. From the date hereof until the termination hereof, the Company and the Subsidiaries and the officers, directors, employees or other agents of the Company and the Subsidiaries will not, directly or indirectly, (i) take any action to solicit, initiate, facilitate or encourage any Acquisition Proposal (as defined below), (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, any Person that may be considering making, or has made, an Acquisition Proposal or (iii) enter into any agreement or understanding requiring the Company to abandon, terminate or fail to consummate the Merger or the other transactions contemplated hereby. The Company will promptly (and in no event later than 24 hours after receipt of the relevant Acquisition Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making the relevant Acquisition Proposal and set forth the material terms thereof) Buyer after receipt of any Acquisition Proposal or any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Person that may be considering making, or has made, an Acquisition Proposal and will keep Buyer fully informed of the status and details of any such Acquisition Proposal, indication or request. The Company shall, and shall cause the Subsidiaries and the Company's directors, officers, employees, financial advisors and other agents and representatives to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any Persons conducted heretofore with respect to any Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any Subsidiary or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary, other than the transactions contemplated by this Agreement.

SECTION 5.05. Notices of Certain Events. The Company shall promptly notify Buyer in writing of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting the Company or any Subsidiary which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to
Section 3.12 or which relate to the consummation of the transactions contemplated by this Agreement; and

(d) the occurrence of any event which will or may result in the failure to satisfy, the conditions specified in Article 8.

SECTION 5.06. State Takeover Laws. The Company shall, upon the request of Buyer or Merger Subsidiary, take all reasonable steps to assist in any challenge by Buyer or Merger Subsidiary in respect of the validity or applicability to the transactions contemplated by this Agreement, including the Merger, of any state takeover law.

SECTION 5.07. Resignations. At or prior to the Effective Time, the Company will deliver to Buyer the resignations of David
Treadwell from all positions held with the Company and of all of the other directors of the Company.

ARTICLE 6
COVENANTS OF BUYER

Buyer agrees that:

SECTION 6.01. Confidentiality. Prior to the Effective Time and after any termination of this Agreement, Buyer will hold, and will use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law or the rules of the Nasdaq Stock Market, all confidential documents and information concerning the Company and the Subsidiaries furnished to Buyer in connection with the transactions contemplated by this Agreement, including, without limitation, any stockholder lists furnished by the Company, except to the extent that such information can be shown to have been (a) previously known on a nonconfidential basis by Buyer, (b) in the public domain through no fault of Buyer, (c) later lawfully acquired by Buyer from sources other than the Company or (d) developed independently by Buyer; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement and to its lenders in connection with obtaining the financing for the transactions contemplated by this Agreement so long as such Persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially. Buyer's obligation to hold any such information in confidence shall be satisfied if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated (a) Buyer will, and will use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to the Company, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or on its behalf from the Company in connection with this Agreement that are subject to such confidence and (b) for a period of one year after the date hereof, Buyer will not solicit the employment of any management or sales employee of the Company.

SECTION 6.02. Obligations of Merger Subsidiary. Buyer will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

ARTICLE 7
COVENANTS OF BUYER AND THE COMPANY

The parties hereto agree that:

SECTION 7.01. Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

SECTION 7.02. Certain Filings. The Company and Buyer shall cooperate with one another (a) in connection with the preparation of the Company Disclosure Documents and (b) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (c) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

SECTION 7.03. Public Announcements. Buyer and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

SECTION 7.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 8
CONDITIONS TO THE MERGER

SECTION 8.01. Conditions to the Obligations of Each Party. The obligations of the Company, Buyer and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) this Agreement shall have been adopted by the stockholders of the Company in accordance with Delaware Law and the Company's
Certificate of Incorporation;

(b) any applicable waiting period under the HSR Act relating to the Merger shall have expired;

(c) no provision of any applicable United States federal or state statute, rule or regulation and no judgment, preliminary or permanent injunction, order or decree shall prohibit the consummation of the Merger or impose material limitations on the ability of Buyer to exercise full rights of ownership of the Company's assets or business; and

(d) all actions by or in respect of or filings with any governmental body, agency, official, or authority or any other third party required or necessary to permit the consummation of the Merger shall have been obtained.

SECTION 8.02. Conditions to the Obligations of Buyer and Merger
Subsidiary. The obligations of Buyer and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)  (i)   the Company shall have performed in all material
respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time,

(ii) the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true in all material respects at and as of the Effective Time as if made at and as of such time and

(iii) Buyer shall have received a certificate signed by the Chairman of the Company to the foregoing effect;

(b) there shall not be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other Person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger, (ii) seeking to restrain or prohibit Buyer's ownership or operation (or that of its Affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Buyer and its Affiliates, taken as a whole, or to compel Buyer or any of its Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Buyer and its Affiliates, taken as a whole or (iii) that otherwise is likely to materially adversely affect the Company and its Subsidiaries, taken as a whole, or Buyer and its Affiliates, taken as a whole;

(c) there shall not be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger, by any court, government or governmental authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Merger, that is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iii) of paragraph (b) above;

(d) The Company shall have received all Required Consents in form and substance reasonably satisfactory to Buyer;

(e) Buyer shall have received the resignation of the officers and directors of the Company as contemplated by Section 5.07;

(f) Buyer shall have received all documents it may reasonably request relating to the existence of the Company and the Subsidiaries and the authority of the Company for this Agreement, all in form and substance satisfactory to Buyer;

(g) Buyer shall have received the opinion of counsel to the Company relating to the due organization of the Company, its good standing in Delaware and Florida, the due authorization, execution and enforceability of this Agreement, and the fact that, to the present knowledge of such counsel after inquiry of the officers of the Company, but without any other independent investigation, the representations set forth in Section 3.04 hereof are true;

(h) At any time after the date of this Agreement, there shall not have occurred any event or series of events having a Material
Adverse Effect; and

(i) Holders of more than 15% of the outstanding Shares shall not have delivered to the Company, within 20 days after the date on which the Company Information Statement is mailed to the stockholders of the Company, written notice of their intent to seek, or demand for, appraisal of their shares under Section 262 of the Delaware General Corporation Law.

SECTION 8.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)  (i)   Buyer and Merger Subsidiary shall have performed in all
material respects all of their respective obligations hereunder required to be performed by them at or prior to the Effective
Time,

(ii) the representations and warranties of Buyer and Merger Subsidiary contained in this Agreement and any certificate or other writing delivered by Buyer or Merger Subsidiary pursuant hereto, disregarding all qualifications contained therein relating to materiality or material adverse effect, shall be true in all material respects at and as of the Effective Time as if made at and as of such time and

(iii) the Company shall have received a certificate signed by the President of Buyer and an equivalent officer of Merger
Subsidiary to the foregoing effect; and

(b) The Company shall have received all documents it may reasonably request relating to the existence of Buyer or Merger Subsidiary and the authority of Buyer or Merger Subsidiary for this Agreement, all in form and substance satisfactory to the Company.

ARTICLE 9
TERMINATION

SECTION 9.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective
Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a)  by mutual written consent of the Company and Buyer;

(b) by either the Company or Buyer, if (i) the other party hereto commits a material breach of this Agreement which is not cured within 10 days after notice thereof is given to the breaching party or (ii) the Merger has not been consummated by April 20, 1998 (the "Termination Date"); provided that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time, and provided further that in the event that the Securities and Exchange Commission (the "Commission") reviews the Company Information Statement, the Termination Date shall be extended by a number of days equal to the number of days between the date that the Commission informs the Company that it intends to review the Company Information Statement and the date on which the Commission informs the Company that it has no further comments on the Company Information Statement; or

(c) by either the Company or Buyer, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Buyer or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable. The party desiring to terminate this Agreement pursuant to clauses 9.01(b) or 9.01(c) shall give written notice of such termination to the other party in accordance with Section 10.01.

SECTION 9.02. Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that the agreements contained in Sections 6.01, 9.03, 10.01, 10.02, 10.04, 10.05, 10.06, 10.07, 10.08, 10.10 and
10.11 shall survive the termination hereof.

SECTION 9.03. Payment of Breakup Fees and Expenses Upon
Termination.

(a)  If this Agreement is terminated by the Company pursuant to
Section 9.01(b) due to the material breach hereof by Buyer, Buyer shall promptly pay to the Company as liquidated damages a fee in cash in an amount equal to $500,000, plus all out-of-pocket expenses incurred in connection with the negotiation of the Merger by the Company, including, without limitation, reasonable fees and expenses of legal counsel, accountants and other professionals in connection with the negotiation and execution of the Agreement in Principle, this Agreement and all of the transactions contemplated herein. The deposit of $500,000 held by Shumaker, Loop & Kendrick, LLP, as escrow agent, shall be paid to the Company by the escrow agent as a portion of such fee.

(b)  If this Agreement is terminated by the Buyer pursuant to
Section 9.01(b) due to the material breach hereof by the Company, the Company shall promptly pay to Buyer as liquidated damages a fee in cash in an amount equal to $500,000, plus all out-of-pocket expenses incurred in connection with the negotiation of the Merger by Buyer, including, without limitation, reasonable fees and expenses of legal counsel, accountants and other professionals in connection with the negotiation and execution of the Agreement in Principle, this Agreement and all of the transactions contemplated herein.

ARTICLE 10
MISCELLANEOUS

SECTION 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing
(including telecopy or similar writing) and shall be given,

     if to Buyer or Merger
     Subsidiary, to:        c/o Pembroke Companies,Inc.
                            1325 Avenue of the Americas, Suite 1200
                            New York, New York
                            Attention:  Lawrence J. Cohen
                            Telecopy: 212/399-9199

     with a copy to:        Blackacre Capital Group
                            450 Park Avenue, 28th Floor
                            New York, New York  10022
                            Attention:  Ronald J. Kravit
                            Telecopy: 212/750-5305

                                  and
                            Skadden, Arps, Slate,
                              Meagher & Flom, LLP
                            919 Third Avenue
                            New York, NY  10022-3897
                            Attention: Patrick J. Foye
                            Telecopy: (212) 735-2000

     if to the
     Company, to:           Major Realty Corporation
                            5728 Major Blvd.
                            Orlando, Florida
                            Attention: David L. Treadwell, Chairman
                            Telecopy: (407) 345-0439

     with a copy to:        Shumaker, Loop & Kendrick, LLP
                            Barnett Plaza - Suite 2800
                            101 East Kennedy Boulevard
                            Tampa, Florida 33602
                            Attention: Gregory C. Yadley
                            Telecopy No.: (813) 229-1660

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

SECTION 10.02. Nonsurvival of Representations and Warranties.
None of the representations and warranties of the Company, Buyer and Merger Subsidiary contained herein or in any certificate or other writing delivered pursuant hereto shall survive the Effective Time.

SECTION 10.03. Amendments; No Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Buyer and Merger Subsidiary or in the case of a waiver, by the party against whom the waiver is to be effective; provided that no such amendment or waiver shall, without the further approval of the stockholders of the Company, alter or change (i) the amount or kind of consideration to be received in exchange for any Shares, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of this Agreement, if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 10.04. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

SECTION 10.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

SECTION 10.06. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware without regard to the conflict of law provisions of such State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any Delaware state or federal court.

SECTION 10.07. WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO
HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN
ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT
OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 10.08. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

SECTION 10.09. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 10.10. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

SECTION 10.11. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

[Remainder of page intentionally left blank.
Next page is signature page.]
IN WITNESS WHEREOF, the parties hereto have caused this
Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


                                       "BUYER"

                                       PBD HOLDINGS, L.P.

                                       By:  PBD Holdings, Inc.,
                                       General Partner



                                       By:
                                       Name:
                                       Title:



                                       "MERGER SUBSIDIARY"

                                       PEMBROKE ACQUISITION, INC.



                                       By:
                                       Name:
                                       Title:


                                       MAJOR REALTY CORPORATION



                                       By:
                                       David L. Treadwell, Chairman

AGREEMENT AND PLAN OF MERGER

among

MAJOR REALTY CORPORATION
(the "Company")

PBD HOLDINGS, L.P.
("BUYER")

and

PEMBROKE ACQUISITION, INC.
("MERGER SUBSIDIARY")


Dated as of March 4, 1998

TABLE OF CONTENTS

ARTICLE 1  THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . 2
SECTION 1.01. The Merger. . . . . . . . . . . . . . . . . . . . . . . . 2
SECTION 1.02. Conversion of Shares At the Effective Time. . . . . . . . 2
SECTION 1.03. Surrender and Payment.. . . . . . . . . . . . . . . . . . 2
SECTION 1.04. Dissenting Shares.. . . . . . . . . . . . . . . . . . . . 4
SECTION 1.05. Stock Options.. . . . . . . . . . . . . . . . . . . . . . 4
SECTION 1.06. Lost Certificates.. . . . . . . . . . . . . . . . . . . . 5
SECTION 1.07. Adjustments.. . . . . . . . . . . . . . . . . . . . . . . 5
SECTION 1.08. FIRPTA. . . . . . . . . . . . . . . . . . . . . . . . . . 5
ARTICLE 2  THE SURVIVING CORPORATION. . . . . . . . . . . . . . . . . . 5
SECTION 2.01. Certificate of Incorporation. . . . . . . . . . . . . . . 5
SECTION 2.02. Bylaws. . . . . . . . . . . . . . . . . . . . . . . . . . 6
SECTION 2.03. Directors and Officers. . . . . . . . . . . . . . . . . . 6
ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF THE COMPANY. . . . . . . . 6
SECTION 3.01. Corporate Existence and Power.. . . . . . . . . . . . . . 6
SECTION 3.02. Corporate Authorization.. . . . . . . . . . . . . . . . . 6
SECTION 3.03. Governmental Authorization. . . . . . . . . . . . . . . . 7
SECTION 3.04. Non-contravention.. . . . . . . . . . . . . . . . . . . . 7
SECTION 3.05. Capitalization. . . . . . . . . . . . . . . . . . . . . . 7
SECTION 3.06. Subsidiaries. . . . . . . . . . . . . . . . . . . . . . . 8
SECTION 3.07. SEC Filings.. . . . . . . . . . . . . . . . . . . . . . . 8
SECTION 3.08. Financial Statements. . . . . . . . . . . . . . . . . . . 9
SECTION 3.09. Disclosure Documents. . . . . . . . . . . . . . . . . . . 9
SECTION 3.10. Absence of Certain Changes. . . . . . . . . . . . . . . . 9
SECTION 3.11. No Undisclosed Material Liabilities.. . . . . . . . . . .11
SECTION 3.12. Litigation. . . . . . . . . . . . . . . . . . . . . . . .11
SECTION 3.13. Taxes.. . . . . . . . . . . . . . . . . . . . . . . . . .11
SECTION 3.14. ERISA.. . . . . . . . . . . . . . . . . . . . . . . . . .12
SECTION 3.15. Compliance with Laws. . . . . . . . . . . . . . . . . . .15
SECTION 3.16. Finders' Fees.. . . . . . . . . . . . . . . . . . . . . .15
SECTION 3.17. Other Information.. . . . . . . . . . . . . . . . . . . .15
SECTION 3.18. Environmental Matters.. . . . . . . . . . . . . . . . . .15
SECTION 3.19. Vote Required.. . . . . . . . . . . . . . . . . . . . . .16
SECTION 3.20. Anti-Takeover Plan; State Takeover Statutes.. . . . . . .16
SECTION 3.21. Material Contracts. . . . . . . . . . . . . . . . . . . .17
SECTION 3.22. Properties. . . . . . . . . . . . . . . . . . . . . . . .18
SECTION 3.23. Licenses and Permits. . . . . . . . . . . . . . . . . . .18
SECTION 3.24. Receivables.. . . . . . . . . . . . . . . . . . . . . . .19
SECTION 3.25. Labor Matters.. . . . . . . . . . . . . . . . . . . . . .19
SECTION 3.26. Required and Other Consents.. . . . . . . . . . . . . . .19
SECTION 3.27. Intellectual Property.. . . . . . . . . . . . . . . . . .19
SECTION 3.28. Insurance.. . . . . . . . . . . . . . . . . . . . . . . .20
SECTION 3.29. Related Party Transactions. . . . . . . . . . . . . . . .20
ARTICLE 4  REPRESENTATIONS AND WARRANTIES OF BUYER. . . . . . . . . . .20
SECTION 4.01. Existence and Power . . . . . . . . . . . . . . . . . . .20
SECTION 4.02. Authorization.. . . . . . . . . . . . . . . . . . . . . .20
SECTION 4.03. Governmental Authorization. . . . . . . . . . . . . . . .21
SECTION 4.04. Non-contravention.. . . . . . . . . . . . . . . . . . . .21
SECTION 4.05. Disclosure Documents. . . . . . . . . . . . . . . . . . .21
SECTION 4.06. Finders' Fees.. . . . . . . . . . . . . . . . . . . . . .21
ARTICLE 5  COVENANTS OF THE COMPANY . . . . . . . . . . . . . . . . . .21
SECTION 5.01. Conduct of the Company. . . . . . . . . . . . . . . . . .21
SECTION 5.02. Company Information Statement.. . . . . . . . . . . . . .24
SECTION 5.03. Access to Information.. . . . . . . . . . . . . . . . . .24
SECTION 5.04. Other Offers. . . . . . . . . . . . . . . . . . . . . . .24
SECTION 5.05. Notices of Certain Events.. . . . . . . . . . . . . . . .25
SECTION 5.06. State Takeover Laws.. . . . . . . . . . . . . . . . . . .25
SECTION 5.07. Resignations. . . . . . . . . . . . . . . . . . . . . . .26
ARTICLE 6  COVENANTS OF BUYER . . . . . . . . . . . . . . . . . . . . .26
SECTION 6.01. Confidentiality.. . . . . . . . . . . . . . . . . . . . .26
SECTION 6.02. Obligations of Merger Subsidiary. . . . . . . . . . . . .26
ARTICLE 7  COVENANTS OF BUYER AND THE COMPANY . . . . . . . . . . . . .27
SECTION 7.01. Best Efforts. . . . . . . . . . . . . . . . . . . . . . .27
SECTION 7.02. Certain Filings.. . . . . . . . . . . . . . . . . . . . .27
SECTION 7.03. Public Announcements. . . . . . . . . . . . . . . . . . .27
SECTION 7.04. Further Assurances. . . . . . . . . . . . . . . . . . . .27
ARTICLE 8  CONDITIONS TO THE MERGER . . . . . . . . . . . . . . . . . .27
SECTION 8.01. Conditions to the Obligations of Each Party.. . . . . . .27
SECTION 8.02. Conditions to the Obligations of Buyer and Merger
Subsidiary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
SECTION 8.03. Conditions to the Obligations of the Company. . . . . . .29
ARTICLE 9  TERMINATION. . . . . . . . . . . . . . . . . . . . . . . . .30
SECTION 9.01. Termination.. . . . . . . . . . . . . . . . . . . . . . .30
SECTION 9.02. Effect of Termination.. . . . . . . . . . . . . . . . . .30
SECTION 9.03. Payment of Breakup Fees and Expenses Upon
Termination.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .30
ARTICLE 10  MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . .31
SECTION 10.01. Notices. . . . . . . . . . . . . . . . . . . . . . . . .31
SECTION 10.02. Nonsurvival of Representations and Warranties. . . . . .32
SECTION 10.03. Amendments; No Waivers.. . . . . . . . . . . . . . . . .32
SECTION 10.04. Expenses.. . . . . . . . . . . . . . . . . . . . . . . .32
SECTION 10.05. Successors and Assigns.. . . . . . . . . . . . . . . . .32
SECTION 10.06. Governing Law. . . . . . . . . . . . . . . . . . . . . .33
SECTION 10.07. WAIVER OF JURY TRIAL.. . . . . . . . . . . . . . . . . .33
SECTION 10.08. Counterparts; Effectiveness; Third Party
Beneficiaries.. . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
SECTION 10.09. Severability.. . . . . . . . . . . . . . . . . . . . . .33
SECTION 10.10. Specific Performance.. . . . . . . . . . . . . . . . . .33
SECTION 10.11. Entire Agreement.. . . . . . . . . . . . . . . . . . . .33

                                EXHIBIT 47

                           FOR IMMEDIATE RELEASE

MAJOR REALTY CORPORATION (NASDAQ-MAJR) announced today that it has entered into an agreement and plan of merger with PBD Holdings, L.P., an affiliate of Pembroke Companies, Inc. and Blackacre Capital Group, L.P., pursuant to which a subsidiary of PBD Holdings will be merged into Major, and all of the outstanding shares of Major will be converted into the right to receive $1.25 per share in cash. Holders of a majority of the outstanding shares of Major common stock have entered into an agreement with PBD Holdings pursuant to which they have agreed to execute written consents approving the merger agreement and the merger. The merger will be effective approximately 20 days after Major mails to its stockholders an information statement describing the merger transaction and the method by which stockholders of Major may receive payment for their shares of Major stock. Major anticipates that the information statement will be mailed to stockholders on or about March 31, 1998. In the event that Major or PBD Holdings breaches the agreement and mails to consummate the merger, the merger agreement requires the breaching party to pay a break-up fee of $500,000, plus all expenses incurred by the other party in connection with the proposed merger.

                                EXHIBIT 48

     Acceptance Insurance Agrees to Sell Major Realty Stake

     OMAHA, Neb., March 6 /PRNewswire/ -- Acceptance Insurance Companies Inc. (NYSE: AIF) announces today that its wholly-owned subsidiary, Acceptance Insurance Company ("AIC") has entered into a stockholder agreement with certain stockholders of Major Realty Corporation (Nasdaq: MAJR) who together hold a majority interest in Major, and PBD Holdings, Inc., an affiliate of Pembroke Companies, Inc. and Blackacre Capital Group, L.P. Pursuant to that stockholder agreement, Acceptance and the other signing stockholders of Major have agreed to execute written consents approving an agreement and plan of merger pursuant to which PBD Holdings will be merged into Major, and all of the outstanding shares of Major will be converted into the right to receive $1.25 per share in cash. Additionally, a loan from AIC to Major of approximately $2.5 million will be repaid at the closing of the transaction.
     The merger will be effective approximately twenty days after Major mails to its stockholders an Information Statement describing the merger transaction and the method by which stockholders of Major may receive payment for their shares of Major stock. Major anticipates that the Information Statement will be mailed to stockholders in late March or early April 1998.
     If the merger is completed under the proposed terms, Acceptance will have a nominal net gain on its income statement.
     Acceptance Insurance is an A- rated property and casualty insurance company concentrating in writing specialty coverage throughout the United States not generally emphasized by standard insurance carriers. The Company's insurance operations are principally conducted through its six insurance subsidiaries and one insurance agency. The Company selects underwriting specialties within the property and casualty industry that provide a diversified portfolio of products, with the goal of producing underwriting results better than the industry average.

SOURCE  Acceptance Insurance Companies Inc.
                                  03/06/98
     /CONTACT:  William J. Gerber, Vice President of Acceptance
Insurance Companies Inc., 4020344-8800/
     (AIF MAJR)

                                EXHIBIT 49

                 RESTATED AND CONSOLIDATED PROMISSORY NOTE

5,450,728.32                                          As of April 1, 1997
                                                     Southfield, Michigan

     FOR VALUE RECEIVED, the undersigned, Major Realty Corporation, a Delaware corporation ("Major Realty" or "Major"), promises to pay to the order of ACCEPTANCE INSURANCE COMPANIES INC., a Delaware corporation ("AIC") at 222 South 15th Street, Suite 600 North, Omaha, Nebraska 68102, on May 31, 1998, the sum of FIVE MILLION, FOUR HUNDRED FIFTY THOUSAND, SEVEN HUNDRED TWENTY EIGHT AND 32/100 DOLLARS ($5,450,728.32), together with interest on the unpaid principal balance remaining from time to time, from the date hereof at the rate set forth herein.

     Interest on the unpaid principal balance of this Note shall accrue and be calculated on a daily basis, based upon a three hundred sixty (360) day year, and shall be paid upon the actual number of days upon which the principal balance remains outstanding from time to time, at a rate per annum equal to 250 basis points in excess of the "prime rate" of Citibank, N.A., as announced from time to time by such financial institution (with any change in such rate to be effective on the date of any such change). Interest in the foregoing amount shall be compounded quarterly in arrears on the first day of July, October, January and April, commencing July 1, 1997.

     Notwithstanding anything herein to the contrary, this Note immediately shall be due and payable in the event of a Change in Control of Major Realty. For purposes of this Note, a "Change in Control" shall be deemed to have occurred:

           (1) if any person (as used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended
     ("Exchange Act") in effect on the date hereof) or any group of persons acting in concert, other than Mortgagor, or any subsidiary of Mortgagor, or employee benefit plan (as defined in Section 3(3) of ERISA) maintained by Major
     Realty, or AIC becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange
                 ________________________________________

THIS NOTE IS A RESTATEMENT, CONSOLIDATION AND REPLACEMENT OF (1) THAT CERTAIN RENEWAL AND CONSOLIDATION PROMISSORY NOTE DATED AS OF OCTOBER 18, 1995, IN THE ORIGINAL PRINCIPAL AMOUNT OF $5,064,144.29, MADE BY MAJOR REALITY IN FAVOR OF AIC, AND (2) THAT CERTAIN PROMISSORY NOTE DATED AS OF APRIL 1, 1997, IN THE ORIGINAL PRINCIPAL AMOUNT OF $386,584.03, MADE BY MAJOR REALITY IN FAVOR OF AIC. NO ADDITIONAL FUNDS HAVE BEEN ADVANCED HEREBY. FLORIDA DOCUMENT TAX WAS PAID IN CONNECTION WITH THE EXECUTION OF THE ORIGINAL PROMISSORY NOTES REPLACED BY THIS RESTATED AND CONSOLIDATED PROMISSORY NOTE.
Act, except that a person also shall be deemed to be the beneficial owner of all securities which such person may have a right to acquire, whether or not such right is presently exercisable) directly or indirectly, of securities of Major Realty representing fifty percent (50%) or more of the combined voting power of all classes of Major Realty's then outstanding securities ordinarily having the power to vote in the election of directors ("voting stock"); or

           (2) upon the sale, in a single transaction or a series of related transactions, of fifty percent (50%) or more of Major Realty's assets as they exist on the date hereof and valued at book value on the date hereof.

     IT IS SPECIFICALLY AGREED THAT TIME IS OF THE ESSENCE OF THIS NOTE. For purposes of this Note the term "Business Day" means a day that is not a Saturday, a Sunday or a day on which institutional lenders are closed pursuant to authorization or requirement of law.

     This Note is secured by a Mortgage and Note Modification Agreement dated of even date, executed by Major Realty in favor of AIC which modifies that certain Mortgage and Security Agreement dated October 11, 1989, and recorded on October 12, 1989, in Official Records Book 4123, Page 1379, as modified by that certain Amendment to Mortgage Deed and Security Agreement dated August 29, 1991, and recorded on August 30, 1991, in Official Records Book 4321, Page 983, as further modified by that certain Notice of Limitation of Future Advances recorded on March 30, 1992, in Official Records Book 4391, Page 3509, as further modified by that certain Modification of Mortgage Deed and Security Agreement dated October 5, 1992, and recorded on October 7, 1992, in Official Records Book 4471, Page 2237, as further modified by that certain Amendment to Mortgage Deed and Security Agreement dated as of January 31, 1994, and recorded March 1, 1994, in Official Records Book 4705, Page 657, as further modified by that certain Amendment to Mortgage Deed and Security Agreement dated as of January 31, 1995, and recorded on February 2, 1995, in Official Records Book 4851, Page 969, and as further modified by that certain Notice of Limitation of Future Advances dated as of January 31, 1995, and recorded February 3, 1995, in Official Records Book 4851, Page 3487, and as further modified by that certain Mortgage and Note Modification Agreement executed by Mortgagor in favor of Mortgagee dated as of October 18, 1995, and recorded on October 23, 1995, in Official Records Book 4963, Page 1991, and as further modified by those certain releases executed and recorded by PNC Bank, Kentucky, Inc. (formerly known as Citizens Fidelity Bank and Trust Company) and by Mortgagee, from time to time, all of the Public Records of Orange County, Florida (collectively, the "Mortgage").

     This Note may be prepaid in whole or in part at any time without penalty, upon five (5) days notice to AIC. All payments on this Note shall be applied first to payment of interest and then to payment of principal. If any payment is not made in full within fifteen (15) Business Days after the same is due, the holder of this Note shall have the option to declare the entire principal and accrued interest immediately due and payable upon notice to maker. Failure to exercise said option shall not constitute a waiver of the subsequent right to exercise same. Subject always to Major Realty's right to prepay this Note in whole or in part as set forth above, AIC shall have the right (but not the obligation), upon twenty (20) days' notice to Major Realty, to exchange and convert, in one or more installments, all or a portion of the outstanding indebtedness due under this Note (principal plus accrued but unpaid interest) into shares of the common stock, par value $0.01 per share, of Major Realty (the "Common Stock"). In the event that AIC elects to convert all or a portion of the indebtedness into the Common Stock, the conversion price shall be equal to the average closing price of the Common Stock as reported by NASDAQ during the thirty (30) day period immediately preceding the date of AIC's notice to Major Realty of its election. If only a portion of the indebtedness is converted into Common Stock, the amount converted shall be credited first against accrued and unpaid interest, and then against the principal due hereunder. Any portion of the outstanding balance due under this Note that is not converted into Common stock in accordance with this provision shall remain outstanding, accrue interest and be paid in accordance with the terms of this Note. Upon conversion of all of the outstanding indebtedness under this Note or otherwise upon satisfaction of all obligations and indebtedness under this Note, AIC shall return the original Note to Major Realty marked "Paid and Canceled" and shall execute, acknowledge and deliver to Major Realty a satisfaction of mortgage, UCC-3 Termination Statement, and such additional documents as may be required to indicate that the Note has been paid in full and that the lien of the Mortgage has been released of record.

     In the event of default and acceleration of payment of the unpaid principal balance of the indebtedness evidenced by this Note, the interest rate on this Note shall be increased as of the date of default to the then current rate of interest plus three percent (3%) or the highest rate allowed by law, whichever is lower.

     In no event shall the holder of this Note be entitled to receive, nor shall the maker or any endorser or guarantor of its obligation be obligated to pay, any amount as interest in excess of the highest lawful rate permitted by applicable law. If the holder of this Note should receive an amount which would exceed the highest lawful rate, the amount which would constitute excess interest shall be returned forthwith.

     All persons or entities now or at any time liable, whether primarily or secondarily, for the payment of the indebtedness hereby evidenced, for themselves, their heirs, legal representatives, successors and assigns, respectively, hereby (1) expressly waive presentment, demand for payment, notice of dishonor, protest, notice of nonpayment or protest, and diligence in collection; (2) consent that the time of all payments or any part thereof may be extended, rearranged, renewed or postponed by the holder hereof and further consent that any real or personal property securing this Note or any part of such security may be released, exchanged, added to or substituted by the holder of this Note, without in any way modifying, altering, releasing, affecting or limiting their respective liability or the lien of any instrument securing this indebtedness; (3) agree that the holder of this Note shall not be required first to institute any suit, or to exhaust any of its remedies against the maker of this Note or any other person or party to become liable hereunder, in order to force payment of this Note; (4) agree that the maker of this Note may be released by the holder hereof from any or all liability under this instrument, and such release shall not in any way affect or modify the liabilities of the remaining parties hereto; and (5) agree that if this Note becomes in default and is placed in the hands of any attorney for collection, to pay all costs and expenses of collection of said monies by legal action, foreclosure or otherwise, including, but not limited to, attorneys' fees for negotiations, trial, appellate and bankruptcy proceedings, including fees incurred for collection and proof of attorneys' fees, and other legal services, shall be paid by the undersigned. Attorneys' fees shall also include hourly charges for paralegals and other staff members operating under the supervision of an attorney.

     Any obligor to this Note shall be in default hereunder upon:
(a) nonpayment of any interest or principal hereunder within fifteen (15) Business Days of the date such payment is due or (b) any default under the terms and conditions of the Mortgage.

     AIC, BY ITS ACCEPTANCE HEREOF, AND MAJOR REALTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT EITHER MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE, THE MORTGAGE SECURING THIS NOTE, AND ANY OTHER AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF EITHER PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE ACCEPTANCE OF THIS NOTE BY AIC.

     This Note may not be negotiated, assigned or otherwise transferred without the prior written consent of Major Realty.

                                  MAJOR REALTY CORPORATION,
                                  a Delaware corporation
ATTEST:
                                       /s/ David L. Treadwell
                                  By: _____________________________
                                       David L. Treadwell, Chairman
                                       and Chief Executive Officer

/s/ Gregory C. Yadley

____________________________
Gregory C. Yadley, Secretary
           [SEAL]